BARRICK GOLD CORPORATION

Consolidated Financial Statements
and
Management’s Discussion and Analysis of Financial and Operating Results

For the year ended December 31, 2003

In accordance with Canadian Generally Accepted Accounting Principles

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL AND OPERATING RESULTS

Business Overview	Cash Flow Statement
Financial Results Overview	Liquidity and Capital Resources
Factors That May Affect Future Results	Operating Activities
Income Statement	Investing Activities
Gold Production and Sales	Financing Activities
Cost of Sales and Other Operating Expenses	Balance Sheet
Amortization	Critical Accounting Policies and Estimates
Exploration, Development and Business Development	Off-Balance Sheet Arrangements
Administration	Forward Gold Sales Contracts
Interest Expense	Contractual Obligations and Commitments
Other Income/Expense	Quarterly Information
Non-Hedge Derivative Gains	Non-GAAP Performance Measures
Income Taxes	Outstanding Share Data

This document provides a discussion and analysis of our financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations for the year ended December 31, 2003, compared to those of the preceding year. This Management’s Discussion and Analysis has been prepared as of March 4, 2004. The consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) are on pages 30 to 33. This Management’s Discussion and Analysis is intended to supplement and complement our financial statement and notes thereto for the year ended December 31, 2003 (collectively, our “Financial Statements”). You are encouraged to review our Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. Certain notes to our Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All dollar amounts in this Management’s Discussion and Analysis are in millions of US dollars, unless otherwise specified.

Caution regarding forward-looking statements

From time to time, we make written and oral forward-looking statements, within the meaning of certain securities laws, included in this filing, in other filings with Canadian regulators or the United States Securities and Exchange Commission (“SEC”), in reports to shareholders and in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2004, and in the medium and long terms, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Factors which could cause actual results to differ from those implied in the forward-looking statements include: changes in the price of gold and certain other commodities; currency fluctuations; regulatory, political or economic developments in the areas in which we carry on business; and changes in mining or processing rates. With a large proportion of our reserve base undeveloped, the timing of commencement of production, as well as the capital cost, production and cash costs of our development projects will have a significant impact on future financial performance in 2005 and beyond. We caution that the foregoing list of important factors is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf. For a more detailed discussion of risks relevant to Barrick, see “Factors That May Affect Future Results” on page 5, and our Form 40-F/Annual Information Form on file with securities regulatory authorities.

BUSINESS OVERVIEW

COMPANY OVERVIEW

Barrick Gold Corporation is among the world’s largest gold producers in terms of market capitalization, gold production and reserves. Our operating mines and development projects are concentrated in three primary regions: North America, Australia/Africa, and South America. In 2003, 59% of our gold production came from North America. As our development projects commence production over the next several years, we expect that our South American region will make up an increasing proportion of our annual gold production.

We earn the majority of our revenue and generate cash flow from the production and sale of gold in both doré and concentrate form. Certain of our mines - in particular, Pierina and Eskay Creek - produce significant quantities of silver as a by-product, the revenue from which is deducted from operating costs, and therefore affects our cash operating costs per ounce1. This will also be the case with two of our development projects - Pascua-Lama and Veladero.

KEY PERFORMANCE DRIVERS

The key drivers of financial performance in our business include realized gold sales prices, gold production volumes and production costs per ounce. We focus on optimizing these performance drivers to maximize the profit contribution and operating cash flow generated by our mines. Because we operate in a capital-intensive industry, we invest significant amounts each year at our operating mines to maintain our productive capacity (referred to as “sustaining capital”); and also for mine expansion and to build new mines. Consequently, amortization expense forms a large component of our costs to produce gold.

PRODUCING MINES

Our existing portfolio of operating mines mainly includes mature properties with stable production volumes. Most of the mines are currently processing ore at or near the average reserve grade. The mines produce at relatively low total cash costs per ounce1 compared to other senior gold producers, and they are presently generating substantial amounts of operating cash flow, which is available to fund our development projects and other growth opportunities that may arise. We closed five mines in 2002 on depletion of their reserves, which had the effect of lowering our annual gold production by about 0.3 million ounces in 2003. Overall, our total gold production decreased by 0.2 million ounces to 5.51 million ounces as our other mines produced 0.1 million more ounces of gold in 2003 compared with 2002. Due to the effect of mine sequencing over the last few years, the ore processed at Goldstrike, our largest mine, has been above the average reserve grade. However, as ore grades at Goldstrike have trended towards average reserve grades, we have experienced higher operating costs per ounce and lower annual production volumes. To some extent we have been successful in mitigating the effects of these trends through cost management initiatives. In 2004, a continuation of the trend of declining grades at Goldstrike, together with Pierina production moving into lower grade areas, will lead to a further decline in production and increase in total cash costs per ounce1. We expect that in 2004, our total production will fall by about 0.5 to 0.6 million ounces and our average total cash costs will increase by about $15 to $25 per ounce.

EXPLORATION AND MINE DEVELOPMENT

We also focus on finding new gold reserves. To the extent we can add gold reserves at our existing operations, we extend the lives of our mines and generate additional cash flow, increasing the rate of return on the capital we have invested. Prior to the recent gold price rally, the industry experienced an extended period of low gold prices. In contrast to many producers, we have made a sustained investment in our exploration program. This program resulted in a major new gold discovery - Alto Chicama in Peru. By the end of 2003, our work at Alto Chicama allowed us to add 7.2 million ounces to reserves. At the end of 2003, we had proven and probable reserves of 86 million ounces of gold, based on a $325 gold price, after producing 5.51 million ounces in 2003 (6.5 million contained ounces), compared to reserves of 86.9 million ounces in 2002 based on a $300 gold price. Several of our deposits contain a significant amount of silver within our reported gold mineral reserves, which is or will be produced as a by-product of the gold reserves. For example, Pascua-Lama contains 584 million ounces of silver. We have a mine development program that we expect to contribute to production, earnings and cash flow, beginning with Veladero and Alto Chicama in 2005. By 2007, we expect this development pipeline to contribute a significant amount of gold production annually to our portfolio.

COMMODITY PRICE RISK

Our revenues are significantly impacted by the market price of gold, and to a lesser extent the market price of silver. We have historically used an extensive gold hedging program to manage our exposure to market gold prices. This program has

1.     For an explanation of our use of non-GAAP performance measures, refer to pages 27 to 28.

provided substantial benefits to us in the form of realized gold sales prices in excess of market prices. The flexibility of our program has also allowed us to participate in a gold price rally, as we saw in 2003, when there was a substantial upward shift in market gold prices. Our 2003 earnings benefited from rising gold prices, with an average realized price of $361 per ounce, compared to an average spot gold price of $363 per ounce, a 7% increase from 2002. During first quarter 2004, spot gold prices were in the $400 per ounce range and many industry observers expect this gold price rally to be sustained, with the outlook for market gold prices generally positive.

In recognition of these market changes, we announced a No-Hedge policy on gold in fourth quarter 2003, under which we will not add any new gold hedge contracts, and we expect to reduce our gold hedge position to zero over time. The unique flexibility in our gold hedge contracts enables us to deliver gold whenever we choose over the primarily ten-year terms of the contracts, allowing us to exploit gold market volatility in reducing the gold hedge position. In 2003, we reduced our gold hedge position by 14% or 2.6 million ounces. At the end of 2003, our gold hedge position represented 18% of our gold reserves, which means that 82% of our gold reserves are unhedged and exposed to changes in gold prices. One of our goals is a further reduction in the size of our gold hedge position; to that end, we have targeted a minimum 1.5 million ounce reduction in the position during 2004. The actual reduction may be higher than the target, depending on market conditions. By choosing to deliver a portion of our gold production into our gold hedge position to achieve our target, we may realize less than the market price of gold for this portion of our production depending on market conditions.

We also consume other commodities at our operations in the process of producing gold. These commodities include diesel fuel, electricity, propane and consumables such as acid and lime. Changes in the cost of these commodities impact our costs to produce gold. To the extent any such changes had a significant impact on our cash costs in 2003 compared to 2002, the changes are highlighted in this Management’s Discussion and Analysis. We use forward silver sales contracts to sell a portion of our annual silver production. These contracts act as an economic hedge of our exposure to changes in market silver prices.

CURRENCY RISK

Although we operate on four continents, all our revenues and approximately 70% of our cash expenditures are denominated in US dollars. Nearly half of our production comes from our United States mines, while most of our Peruvian and Tanzanian operating and capital expenditures - such as diesel fuel, reagents and equipment - are denominated in United States dollars.

Our main foreign currency exposures relate to cash expenditures at our Canadian and Australian mines that are denominated in local currencies. Like many other gold producers, our operations in Australia and Canada are affected by the performance of the Australian and Canadian dollar against the US dollar as our functional currency is the US dollar and a portion of our cash operating costs are denominated in the local currencies. Over the last two years, the Australian dollar has strengthened by 48% and the Canadian dollar by 23%. In 2003, our local currency costs were hedged at rates better than current market rates and we recorded hedge gains in our cash operating costs totaling $65 million. If we had not hedged our exposure to a weakening US dollar, our total cash costs would have been $12 per ounce higher in 2003. Our currency hedge positions provide a significant level of protection for our Australian and Canadian dollar costs for the equivalent of about three years. At the end of 2003, we had approximately C$1.0 billion of our Canadian dollar exposures hedged at $0.68 (88% of expected total local capital and operating costs over the next three years) and approximately A$1.4 billion of our Australian dollar exposures hedged at $0.57 (73% of expected total local capital and operating costs over the next three years). At December 31, 2003, unrealized mark-to-market gains on currency hedge contracts totaling $280 million will be matched with our operating costs over primarily the next three years to offset the impact of the strengthening Australian and Canadian dollar. We may add to our currency hedge position during 2004, subject to market conditions and depending upon the outlook for the US dollar.

INTEREST RATE RISK

Our interest rate exposure mainly relates to the mark-to-market value of derivative instruments, the fair value and ongoing payments under gold lease rate and US dollar interest-rate swaps, and interest receipts on our cash balances.

In general, we are adversely affected by declining interest rates because we earn interest on our cash balances at market rates. Through our interest rate hedge program, we have been able to mitigate the impact of falling US dollar interest rates on these cash balances. On $650 million of our cash balances, we have fixed the interest return we are earning through 2006-2007 at 3.4%, with the remaining cash balances generating interest income at variable US dollar interest rates.

Low interest rates also limit the growth in prices that we can expect to receive for any gold delivered under existing forward sales contracts in our hedging program. A large portion of our $759 million of long-term debt obligations are at fixed interest rates and are therefore not affected by changes in market interest rates. The exceptions are $350 million of our debentures, where we have converted the interest rate from fixed to floating rates, and our $80 million of variable-rate bonds.

FINANCIAL RESULTS OVERVIEW

For the years ended December 31,
(in millions of US dollars, except per share and per ounce data)

	2003	2002	2001

Gold sales	$2,006	$1,947	$1,324
Average spot gold price per ounce	363	310	271
Average realized gold price per ounce	361	336	341
Net income	146	229	271
Net income per share - basic and diluted	0.27	0.42	0.68
Operating cash flow	583	652	679
Total assets	7,366	7,696	7,688
Total long-term debt	759	777	802
Cash dividends per common share	0.22	0.22	0.22

INCOME STATEMENT

Earnings in 2003 were lower than the prior year. We benefited from higher spot gold prices, which enabled us to realize a $25 per ounce higher selling price for our gold production (an increase in revenue of $139 million in comparison to 2002). However, in a higher spot gold price environment, we pay higher royalties, production taxes and income taxes. Royalties and production taxes increased by $5 per ounce, or $23 million, over the prior year, and our underlying effective income tax expense changed from a recovery of $1 million in 2002 to an expense of $89 million in 2003.

As a result of the closure of five mines in 2002 on depletion of their reserves, we produced and sold 3% fewer ounces in 2003 compared to the prior year. These five closed mines generated a profit contribution, before tax, of $42 million in 2002. At our current mines, cash operating costs per ounce excluding royalties and production taxes were $4 per ounce higher in 2003, mainly due to higher costs at Meikle and Bulyanhulu, which added $39 million to our cash operating costs.

We continued to invest heavily in exploration and business development in 2003, with a $32 million increase in costs over the prior year. The $27 million increase in exploration costs to $62 million, accounts for most of the increase in exploration and business development expense year over year. Interest expense declined by $22 million in 2003, mainly due to lower market interest rates and higher amounts of capitalized interest in 2003 compared with 2002.

Earnings in both years included various items that significantly impacted the comparability of our results year on year. In 2003, the major items included gains of $71 million on non-hedge derivatives and gains totaling $29 million on the sale of various assets, offset by a $17 million charge for a change in the estimates for reclamation and closure costs, and a $48 million goodwill impairment charge. We recorded a tax expense of $89 million in 2003, including a net increase in future income tax valuation allowances of $42 million. In 2002, we recorded a tax recovery of $1 million; including tax credits totaling $22 million due to the outcome of various tax uncertainties. The material items are explained in this Management’s Discussion and Analysis. We have summarized these items below to assist a reader in understanding the effect of the items on earnings.

Effect on earnings increase (decrease) ($ millions)

For the years ended December 31,	2003		2002		2001

	Pre-tax	Post-tax	Pre-tax	Post-tax	Pre-tax	Post-tax

Non-hedge derivative gains (losses)	$71	$60	$(32)	$(10)	$27	$18
Inmet litigation costs	(16)	(11)	—	—	—	—
Gains (losses) on asset sales	29	—	8	5	(4)	(3)
Gains (losses) on investments	(12)	(12)	(4)	(4)	2	2
Changes in reclamation and closure cost estimates	(17)	(17)	—	—	—	—
Severance costs	(9)	(6)	—	—	—	—
Tax credits	—	—	22	22	—	—
Change in tax valuation allowances	(42)	(42)	(3)	(3)	(37)	(37)
Goodwill impairment charge	(48)	(48)	—	—	—	—

CASH FLOW STATEMENT

We generated $69 million less operating cash flow in 2003 compared to the prior year. Excluding the $86 million settlement of the Inmet litigation, our operating cash flow would have been $17 million higher in 2003. Higher realized gold selling prices in 2003 were partly offset by higher total cash costs and higher payments of income taxes. Both our cash expenditures for investing and financing activities increased in 2003. In part, this was as a result of increased capital spending with the construction start up at Veladero and $154 million spent on our share buyback program.

FACTORS THAT MAY AFFECT FUTURE RESULTS

There are numerous factors outside our control that could cause results to differ significantly from our expectations. Some of these factors are described below. Derivative instrument risks, including credit, market, and liquidity risks, are described in note 10(e) to our consolidated financial statements. By their very nature, and as noted under “Forward-looking Statements” on page 1, forward looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, and projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on such statements in this Management’s Discussion and Analysis as a number of important factors could cause actual results to differ materially from the plans, objectives, goals, targets, expectations, estimates and intentions expressed in such forward-looking statements.

Industry and non-company factors

As a gold mining company conducting business in the United States, Canada, Australia, Peru, Chile, Argentina, Tanzania and other countries, our revenues and earnings are affected by the condition of the economic and business environments specific to the geographic regions in which we operate. Factors such as commodity prices (gold and silver), interest rates, inflation and exchange rates impact the business and economic environment and ultimately the performance of our business in each region.

Our business is affected by the world market price of gold and other commodities as described on page 2. Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, all of which are beyond our control. These include industry factors such as: industrial and jewelry demand; the level of demand for gold as an investment; central bank lending, sales and purchases of gold; speculative trading; and costs of and levels of global gold production by producers of gold. Gold prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of gold is generally quoted, and other currencies; interest rates; and global or regional, political or economic uncertainties. Our business is also affected by the market prices of other commodities produced as by-products at our mines, such as silver and copper, as well as commodities which are consumed or otherwise used in connection with our operations, such as diesel fuel and electricity. Prices of such commodities are also subject to volatile price movements over short periods of time and are affected by factors that are beyond our control.

We have some protection from falling market gold prices under our gold hedge position, but if the world market price of gold were to drop and the prices realized by us on gold sales were to decrease significantly and remain at such a level for any substantial period, or proceeds from the sale of by-products were to decrease significantly, or the cost of other commodities consumed were to increase significantly, our profitability and cash flow would be negatively affected. In such circumstances, we may determine that it is not economically feasible to continue commercial production at some or all of our operations or develop some or all of our projects, which could have an adverse impact on our financial performance and results of operations.

We conduct mining and development activities in many countries. Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including: uncertain political and economic environments; war and civil disturbances; changes in laws or policies of particular countries; foreign taxation; delays in obtaining or the inability to obtain necessary governmental permits; limitations on the repatriation of earnings; and increased financing costs. These risks may limit or disrupt projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Our earnings are affected by the monetary policies of the Board of Governors of the Federal Reserve System in the United States. Bond and money market expectations about inflation and central bank monetary policy decisions have an impact on the level of interest rates, and gold lease rates, which can have an impact on earnings. Our business is affected by the levels of market interest rates and gold lease rates, as described on page 3. A significant, prolonged decrease in interest rates could have a material adverse impact on the interest earned on our cash balances. A significant prolonged decrease in interest rates and/or increase in gold lease rates could have a material adverse impact on the difference between the forward gold price over the current spot price (“contango”), and ultimately, the realized price under our fixed-price forward gold sales contracts.

Changes in the statutes, regulations and regulatory policies that govern our business activities in the geographic regions where we operate could impact our results. Our domestic and foreign mining operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and protected species. We have made, and expect to make in the future, significant expenditures to comply with such laws and regulations. Future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have an adverse impact on the costs of compliance and therefore adversely impact our financial condition or results of operations. The costs and delays associated with compliance with these laws and regulations could stop us from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development of a project.

Although we take what we believe to be reasonable measures designed to ensure compliance with governing statutes, laws, regulations and regulatory policies in the jurisdictions in which we conduct business, there is no assurance that we will always be in compliance or deemed to be in compliance. Accordingly, it is possible that we could receive a judicial or regulatory judgment or decision that results in fines, damages and other costs that would have a negative impact on our earnings.

Company-specific factors

Our financial performance will be influenced by our ability to execute the development of our new mines and also the success of our exploration program. Our ability to sustain or increase our present levels of gold production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including: the accuracy of reserve estimates; estimated metallurgical recoveries; estimated capital and operating costs of such projects; foreign currency exchange rates; and future gold and silver prices. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits, acquisition of satisfactory surface or other land rights and availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. It is possible that actual costs and economic returns may differ materially from our estimates or that we could fail to obtain the governmental approvals necessary for the operation of a project. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated.

Gold exploration is highly speculative in nature. Our exploration projects involve many risks and are frequently unsuccessful. Once a site with gold mineralization is discovered, it may take several years from the initial phases of drilling until production is possible. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful and result in the expansion or replacement of current production with new reserves.

Our financial performance will be influenced by our ability to achieve production and operating cost targets. We prepare estimates of future production and total cash costs of production for our operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or total cash cost estimates could have an adverse impact on our future cash flows, earnings and financial condition.

Our actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to ore reserves, such as the need for sequential development of ore bodies and the processing of new and different ore grades; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. Cash costs of production may be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade, metallurgy, labour costs, the cost of supplies and services, and foreign currency exchange rates.

The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain.

Our financial condition and results of operations are reported using accounting policies and methods prescribed by Canadian GAAP. In certain cases, Canadian GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable yet result in our reporting materially different amounts. Management exercises judgment in selecting and applying our accounting policies and methods to ensure that, while Canadian GAAP compliant, they reflect our best judgment of the most appropriate manner in which to record and report our financial condition and results of operations.

As detailed on pages 17 to 22, certain accounting policies and estimates have been identified as being “critical” to the presentation of our financial condition and results of operations as they (1) require management to make particularly subjective and/or complex judgments about matters that are inherently uncertain and (2) carry the likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. The most critical estimate that affects our reporting of financial performance is the quantity of gold mineral reserves at our mineral properties.

Mineral reserves and mineral resources are estimates, and no assurance can be given that the indicated content of gold will be produced. Fluctuations in the price of gold or by-product minerals, such as silver and copper, may render mineral reserves containing relatively low grades of gold mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or for us to be unprofitable in any particular accounting period.

Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold and silver, as well as increased production costs or reduced recovery rates, may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time. This could cause us to reduce our reserves, which could have a negative impact on our financial results. Failure to obtain necessary permits or government approvals could also cause us to reduce our reserves. There is no assurance that we will obtain indicated levels of recovery of gold or the prices assumed in determining gold reserves.

Other factors

Other factors that may affect future results include changes in tax laws, technological changes, employee relations, the validity of mining claims and the title to our properties and competition with other mining companies. We caution that the foregoing discussion of factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to Barrick, investors and others should carefully consider the foregoing factors, other uncertainties and potential events, and other external and company-specific factors that may adversely affect future results and the market valuation placed on our common shares. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us, or on our behalf.

INCOME STATEMENT

GOLD PRODUCTION AND SALES

In 2003, we produced 0.2 million fewer ounces of gold than in 2002 following the closure of five mines in 2002 on depletion of their reserves. We expect gold production to decline again in 2004 by about 0.5 to 0.6 million ounces, before starting a rising trend again in 2005 as our development projects begin production. Beginning in 2005 and through 2007, as our development projects commence operations, we are targeting a rise in our production profile to between 6.8 and 7.0 million ounces by 2007.

In 2003, market gold prices rose to their highest level since 1997, averaging $363 per ounce, compared to 2002, when spot gold averaged $310 per ounce. Through selling a large portion of our gold production at spot gold prices, combined with the delivery of a portion of our production into our forward sales program, we realized an average price of $361 per ounce. This compares to an average realized price of $336 per ounce in 2002, when gold prices were lower and most of our gold production was sold under our higher priced forward sales contracts. When spot gold prices are higher than the price under our forward sales contracts, as occurred in 2003, we can choose to sell all of our gold production into the spot market at the higher price and deliver into our forward sales contracts at a future date. We expect to deliver a component of our gold production into our fixed-price forward sales contracts in 2004 at prices below recent spot market prices to achieve our targeted reduction of 1.5 million ounces in our gold hedge position, with the ultimate price realized depending upon market conditions and the actual contracts into which we deliver.

As spot gold prices increase, the value of our gold mineral reserves and amount of operating cash flows rises. The unrealized mark-to-market loss on our fixed-price forward gold sales contracts also rises. The unrealized mark-to-market value changed from an unrealized loss of $639 million at the end of 2002 to an unrealized loss of $1,725 million at the end of 2003, primarily due to increasing spot gold prices (year end spot gold prices, 2003 - $415 compared to 2002 - $347). Mark-to-market value represents the replacement value of these contracts based on current market levels, and does not represent an economic obligation for payment. For additional detail see “Off-Balance Sheet Arrangements - Key Contract Terms and Conditions - Significance of mark-to-market gains and losses” on page 24.

COST OF SALES AND OTHER OPERATING EXPENSES

For the years ended December 31,	2003	2002

Total cash production costs - per Canadian GAAP	$1,068	$1,078
Reclamation/closure and other costs at our operating mines	(15)	(29)

Total cash production costs - per Gold Institute Production Cost Standard[1]	$1,053	$1,049

Ounces sold (thousands)	5,554	5,805
Total cash costs per ounce sold - per Canadian GAAP (dollars)	$192	$185
Total cash costs per ounce sold - per Gold Institute Production Cost Standard[1] (dollars)	$190	$180

Total cash costs – per Gold Institute Production Cost Standard1($/oz)

For the years ended December 31,	2003	2002

Cost of sales at market foreign exchange rates	$211	$194
Gains realized on currency hedge contracts	(12)	(1)
By-product credits	(21)	(20)

Cash operating costs	178	173
Royalties	9	6
Production taxes	3	1

Total cash costs	$190	$180

1.	We report total cash costs per ounce data calculated in accordance with The Gold Institute Production Cost Standard (the “Standard”). Adoption of the Standard is voluntary, but we understand that most senior gold producers follow the Standard when reporting cash cost per ounce data. The data does not have a meaning prescribed by Canadian GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the standard. Total cash costs per ounce are derived from amounts included in the Statements of Income and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration costs. We have also presented a GAAP measure of cost per ounce as required by securities regulations that govern non-GAAP performance measures. Within this disclosure document our discussion and analysis is focused on the “total cash cost” measure as defined by the Standard, but the most directly comparable financial measure calculated and presented in accordance with GAAP is also provided throughout. See pages 27 to 28 for further information on non-GAAP performance measures.

In 2003, we produced 3% less gold than in 2002. Most of our mines exceeded their 2002 production levels in 2003, particularly Goldstrike Open Pit and Kalgoorlie. We experienced lower production at Goldstrike Underground and Bulyanhulu. Both of these mines had operational difficulties during 2003 which are discussed in more detail in their respective regional sections. The overall decrease in gold production compared with 2002 is primarily related to the closure of several mines in the second half of 2002 on depletion of their reserves. These mines produced 0.3 million ounces in 2002. Total cash costs were 6% higher in 2003 primarily because of the operational difficulties at Goldstrike Underground and Bulyanhulu; mining and processing more lower grade ore in 2003 at some mines; plus higher royalty and mining production tax expenses due to higher spot gold prices in 2003.

In 2004, we expect to produce 4.9 to 5.0 million ounces at total cash costs of between $205 and $215 per ounce. The decrease in production from 2003 is primarily due to expected lower grades at Pierina and Goldstrike Open Pit. Total cash costs are expected to be higher as we expect to mine and process more lower-grade ore at these mines in 2004. The achievement of these production and cost targets is subject to the successful execution of our mining plan for 2004 at each of our operating mines. Our production and cost targets assume current levels of plant capacity and performance. They are dependent on our ability to execute our mine plan, which in turn could be affected by variations in modeled versus actual grade, actual processing plant performance and the cost of consumables and other cost inputs such as diesel and energy costs.

North America

			Total Cash Costs - per		Total Cash Costs - per
	Production		Gold Institute Production		Canadian GAAP
	(attributable ounces)		Cost Standard[1] ($/oz)		($/oz)

	For the years ended 12/31		For the years ended 12/31		For the years ended 12/31

	2003	2002	2003	2002	2003	2002

Goldstrike
Open Pit	1,559,461	1,409,985	$233	$228	$235	$232
Underground	551,664	640,336	253	198	256	199

Goldstrike property total	2,111,125	2,050,321	238	218	241	222
Eskay Creek	352,070	358,718	52	59	49	60
Round Mountain (50% owned)	392,649	377,747	182	212	185	217
Hemlo (50% owned)	267,888	269,057	226	217	226	221
Holt-McDermott	89,515	83,577	239	173	227	176
Marigold (33% owned)	47,396	27,422	171	187	171	194

	3,260,643	3,166,842	$210	$198	$212	$201

1.	For an explanation of our use of non-GAAP performance measures, refer to pages 27 to 28.

In both 2003 and 2002, we hedged substantially all of our total cash costs that are denominated in Canadian dollars, and therefore our total cash costs were not significantly affected by changes in market currency exchange rates in 2003. However, our total cash costs are impacted by changes in the average exchange rates under our currency hedge contracts. The average currency exchange rate under our hedge contracts was $0.65 in 2003 compared with $0.64 in 2002. The effect of the difference in this exchange rate on total cash costs was an increase of about $3 per ounce at our Canadian mines. In 2004, the average currency exchange rate under our currency hedge contracts is $0.67. The change in this average exchange rate in 2004 compared with 2003 is expected to cause a $3 per ounce increase in total cash costs at our Canadian mines in 2004.

Goldstrike - Open Pit

The increase in production in 2003 compared with 2002 was due to ore grades mined from the pit. The mine produced 60,000 ounces more than the original plan for 2003, at marginally higher total cash costs. Higher than planned ore tons and grades were mined from the Northeast and 8th West laybacks, resulting in 15% higher grades processed for the year when compared with 2002, which was also better than the original plan for 2003. The 2% increase in total cash costs during 2003 compared to the prior year was mainly due to higher processing costs ($15 million or $9 per ounce), and higher royalties and production taxes ($19 million or $11 per ounce), offset by the effect of higher ore grades, which caused a $7 per ounce decrease in total cash costs. Higher processing costs reflected increased acid consumption ($2 million or $2 per ounce) related to high carbonate material mined, as well as higher acid prices ($6 million or $4 per ounce) and propane prices ($2 million or $2 per ounce), offset by lower mining costs ($16 million or $10 per ounce), facilitated by in-pit dumping and a reduced fleet size.

Production for 2004 is expected to be in the range of 1,340,000 to 1,360,000 ounces of gold at total cash costs in the range of $250 and $260 per ounce. Expected cost and production changes in 2004 are mainly as a result of the plan to mine closer to reserve grades. Actual total cash costs in 2004 will be affected by changes in the amount of royalty and production tax expenses, which in turn are affected by the market price of gold.

Goldstrike – Underground

During 2003, the mine produced 14% fewer ounces than the previous year, and 68,000 ounces less than the original plan for 2003, due to ground conditions, infrastructure completion, and remnant mining constraints. On a combined basis, these factors caused total cash costs to be about $49 per ounce higher than the previous year, combined with higher royalty and production tax expenses ($4 million or $6 per ounce). The same factors also caused total cash costs for 2003 to be about 16% higher than the original plan for the year. Production and costs continue to be affected by ground conditions at Rodeo and the mining of remnant blocks at Meikle. Ground support rehabilitation efforts are ongoing and have proven successful in providing increases to Rodeo production. Remnant mining at Meikle has been re-sequenced to maximize ore recovery and ground stability.

Production for 2004 is expected to be in the range of 590,000 to 610,000 ounces of gold at total cash costs in the range of $245 to $255 per ounce. Higher production assumes that we will achieve higher recoveries and expected cost improvements assume both higher recoveries, and less dependence on mining remnant stopes. Our actual total cash costs in 2004 will also be affected by the actual amounts of royalty expenses and production taxes, which in turn are affected by the market price of gold.

Eskay Creek

Gold production in 2003 decreased by 2% compared to the prior year, primarily due to an anticipated grade reduction, partially offset by an increase in the mining rate. Production for 2003 was essentially in line with the original plan for the year. The increase in costs for the year compared to 2002 is mainly attributable to lower production levels, combined with higher average smelter costs due to higher penalties for mercury and other impurities ($10 per ounce higher). Total cash costs for the year were about 19% better than the original plan for the year due to the impact of higher silver by-product credits. Eskay Creek produces a significant quantity of silver as a by-product (17 million ounces in 2003). Total cash costs per ounce are significantly affected by both the quantity of silver produced and realized silver sales prices. In 2003, we produced 0.8 million ounces less silver than the previous year due to lower silver ore grades, which was partly offset by an increase in realized silver sales prices from $4.74 per ounce to $4.84 per ounce, resulting in a $4 per ounce increase in total cash costs.

Production for 2004 is expected to be in the range of 300,000 to 310,000 ounces of gold at higher total cash costs of between $100 and $105 per ounce. Expected lower production and higher costs assume that we will be mining lower grade ores and mining further away from primary facilities. Our actual total cash costs in 2004 will also be affected by the quantity of silver produced as a by-product and realized silver selling prices, which in turn will be affected by silver spot market prices.

Round Mountain (50% owned)

The increase in ounces produced during 2003 compared to 2002 resulted from higher recoveries from the dedicated leach pad. The mine produced 8% more gold than the original plan for 2003, at 13% lower total cash costs than plan. A draw down in circulating gold loadings due to a carbon plant expansion, increased side slope leaching; and continued production from a non-active leach pad all contributed to higher recoveries. In 2003 total cash costs decreased by 4% due to higher production levels, which included production of more low-cost ounces as a result of improved recoveries from the leach pads.

Our share of production for 2004 is expected to be in the range of 355,000 to 365,000 ounces of gold at total cash costs between $211 and $221 per ounce. Production is expected to decrease in 2004 due to a lower contribution from leach pad recoveries. Expected higher total cash costs per ounce in 2004 are a result of expected lower production levels, and increased processing of stockpiled ore.

South America

			Total Cash Costs - per		Total Cash Costs - per
	Production		Gold Institute Production		Canadian GAAP
	(attributable ounces)		Cost Standard[1] ($/oz)		($/oz)

	For the years ended 12/31		For the years ended 12/31		For the years ended 12/31

	2003	2002	2003	2002	2003	2002

Pierina	911,723	898,228	$83	$80	$91	$101

1.	For an explanation of our use of non-GAAP performance measures refer to pages 27 to 28.

2003 production was 2% higher than the prior year due to an 18% increase in productivity. Production and total cash costs in 2003 were essentially in line with the original plan for the year. The mine successfully implemented improvements to the crusher system, which has increased tons placed on the pad. The increased tonnage was offset by planned lower grades, which caused a $1 per ounce increase in total cash costs. Pierina also produces a quantity of silver as a by-product (1.7 million ounces in 2003). Total cash costs per ounce are affected by both the quantity of silver produced and realized silver sales prices. In 2003, compared to 2002, we produced 0.6 million fewer silver ounces, partly offset by increased silver prices, which caused a $2 per ounce increase in total cash costs.

2003 was the mine’s last year of production in the 900,000-ounce range. In 2004, the mine is expected to experience lower production levels as mining moves to lower grade areas in the open pit. Due mainly to lower expected ore grades, the mine is expected to produce between 640,000 and 645,000 ounces of gold with total cash costs between $95 and $100 per ounce in 2004.

Australia/Africa

			Total Cash Costs - per
	Production		Gold Institute Production		Total Cash Costs - per
	(attributable ounces)		Cost Standard[1] ($/oz)		Canadian GAAP ($/oz)

	For the years ended 12/31		For the years ended 12/31		For the years ended 12/31

	2003	2002	2003	2002	2003	2002

Plutonic	333,947	307,377	$193	$190	$193	$193
Darlot	154,977	145,443	164	172	164	174
Lawlers	99,223	113,291	249	184	249	188
Kalgoorlie (50% owned)	436,098	360,025	209	230	209	232

	1,024,245	926,136	200	202	200	205
Bulyanhulu	313,551	356,319	246	198	260	199

	1,337,796	1,282,455	$211	$201	$214	$203

1.	For an explanation of our use of non-GAAP performance measures refer to pages 27 to 28.

In both 2003 and 2002, we hedged substantially all of our total cash costs that are denominated in Australian dollars, and therefore our total cash costs were not significantly affected by changes in market currency exchange rates in 2003. However, our total cash costs are impacted by changes in the average exchange rates under our currency hedge contracts. The average currency exchange rate under our hedge contracts was $0.55 in 2003 compared with $0.54 in 2002. The effect of the difference in this exchange rate on total cash costs was an increase of about $4 per ounce at our Australian mines. In 2004, the average currency exchange rate under our currency hedge contracts is $0.58. The change in this average exchange rate in 2004 compared with 2003 is expected to cause about an $11 per ounce increase in total cash costs at our Australian mines in 2004.

Plutonic

In 2003, production was 9% higher than 2002, and 13% higher than the original plan for the year, due to an increase in processing of higher-grade underground ore. In 2002, a substantial low-grade stockpile was processed. Higher total cash costs per ounce in 2003, compared with 2002, were primarily due to mining various lower grade open pits; additional costs for pumping pit water combined with restricted mining rates from cyclonic storms earlier this year; and costs incurred to maintain pit slope stability. Total cash costs in 2003 were in line with the original plan for the year.

Production for 2004 is expected to be between 315,000 and 320,000 ounces of gold at total cash costs between $185 and $195 per ounce. The expected production decrease is due primarily to a decrease in open pit ore tons mined. Total cash costs are expected to be 4% lower as a result of the benefits of a paste fill plant commissioned in third quarter 2003.

Expected benefits from this plant include improved ore recovery, reduced mining dilution and improved mining flexibility, which are expected to result in lower total cash costs.

Kalgoorlie (50% owned)

In 2003, the mine produced 21% more gold than the prior year, and 27% higher than the original plan for the year, due to higher ore grades and better gold recovery rates. Kalgoorlie is an open-pit mine that was historically an underground mine. As areas of the old underground mine are excavated through open-pit mining, mining captures high-grade pillars that result in higher processed ore grades. Operating improvements, higher ore grade and lower sulphur content contributed to higher gold recoveries. The 9% lower total cash costs compared to the prior year, 12% lower than the original plan for the year, was mainly due to the impact of higher ore grades ($36 per ounce decrease) and improved recovery rates ($3 per ounce decrease).

Our share of production for 2004 is expected to be between 395,000 and 400,000 ounces of gold at total cash costs of between $230 and $240 per ounce. The expected production decrease is due to expected lower grades and planned maintenance on the SAG mill. The expected increase in cash costs is due to lower expected production levels and marginally higher anticipated costs in the open pit.

Bulyanhulu

2003 production was 12% lower than the prior year due to higher mining dilution, which resulted in lower than planned processed ore grades. Total cash costs for 2003 were higher than the prior year due to lower production levels and lower processed ore grades, which caused a $14 per ounce increase in total cash costs. Higher costs related to maintenance and supplies also contributed to the increase in total cash costs. Compared to the original plan for 2003, production was 24% lower and total cash costs were 41% higher than plan for the same reasons as the year over year variance. Late in third quarter 2003, the mine established a stabilization plan following production difficulties in the first part of the year. During the fourth quarter, the mining rate averaged 2,790 tons per day - a 7% improvement over the stabilization plan mining rate. With the successful completion of a flotation plant expansion and adjustments made through the first half of the year, gold recovery rates are now averaging 88.5%, up from 88.1%, with a positive impact on total cash costs per ounce.

Production for 2004 is expected to be between 360,000 and 365,000 ounces of gold at total cash costs between $240 and $260 per ounce. The expected production increase is due to expected higher grades and increased mining productivity as a result of the stabilization plan. Total cash costs are expected to be similar to 2003. Both the production and total cash cost estimates for Bulyanhulu for 2004 are contingent on improvements from the stabilization plan. While the implementation of this plan is underway, we anticipate that it will take until the end of 2004 to complete.

RECLAMATION/CLOSURE AND OTHER COSTS

Reclamation/closure and other costs were $54 million in 2003, an increase of $30 million over the prior year. In 2003, we revised our cost estimates for reclamation and closure costs at various closed mines, resulting in a $17 million charge to earnings. We also incurred higher costs relating to environmental overheads, pension costs, and other costs which are included in cost of sales.

AMORTIZATION

Our amortization expense mainly arises on property, plant and equipment at our operating mines, and intangible assets. The majority of these assets are amortized on a units of production basis. As a result, amortization expense is affected by the overall quantity of gold produced and sold, changes in reserve estimates, and the mix of production across our mines. We produced 0.2 million fewer ounces in 2003 than in 2002, consisting of a 0.3 million ounce decline at five mines that closed on depletion of reserves in 2002, offset by a 0.1 million ounce increase at our other mines. At the closed mines, most assets had been fully amortized by 2002; therefore the decrease in production from these mines in 2003 did not lead to a significant reduction in amortization expense. Conversely, the 0.1 million ounce increase in production at other mines, combined with the effect of a change in production mix, an increase in the carrying amount of intangible assets that are subject to amortization, and an increase in the rate of amortization due to higher ounces sold and changes in quantities of reserve and non-reserve material included in amortization calculations, resulted in an overall $27 million increase in our amortization expense. The overall increase in average amortization per ounce from $79 per ounce to $87 per ounce reflects this changing production mix, as well as the impact of changes in reserve estimates. For details of the impact of changes in reserve estimates on amortization expense in 2003 and 2002, refer to page 19. For an explanation of how we calculate amortization per ounce, refer to page 29. For 2004, we expect amortization to be in a range of $455 million to $465 million. Our actual amortization expense in 2004 will be affected by actual gold production at each of our mines in 2004.

EXPLORATION AND BUSINESS DEVELOPMENT

Our exploration strategy is to maintain a geographic mix of projects at different stages in the exploration process. Our early stage exploration effort focuses on five major areas where we possess significant infrastructure: the United States, Peru, Australia, Chile/Argentina, and Tanzania.

Exploration and Business Development Expense

For the years ended December 31,	2003	2002	2001

Exploration costs
North America	$19	$13	$10
Australia/Africa	24	14	10
South America	19	8	10
Other/Business Development	22	17	10

	$84	$52	$40

In 2003, we continued to invest in our exploration program, with costs increasing from 2002 levels in all three of our regions to support the ongoing level of activities. For a detailed description of the nature and status of each of our development projects, please refer to pages 14 to 17 of our US GAAP Annual Report, which are incorporated by reference in this Management’s Discussion and Analysis.

In 2004, we expect our exploration and business development expense to be about $96 million. Our exploration expense reflects our planned funding of our various exploration projects. We may spend more or less on these projects depending on the results of ongoing exploration activities, and we may also fund further exploration projects in addition to the presently planned projects for 2004.

ADMINISTRATION

Administration costs of $81 million were $17 million higher than in the prior year, mainly due to severance costs ($9 million), as well as higher legal fees, corporate insurance costs, and regulatory compliance costs. For 2004, we expect administration costs to be about $80 million.

INTEREST EXPENSE

We incurred $49 million in interest costs and financing charges in 2003, related mainly to our debentures and our Bulyanhulu project financing. We use interest rate swaps to manage the effective rates of interest we pay on our long-term debt. On $350 million of our $500 million debentures, we have converted the fixed 7.5% interest rate to a floating rate through 2007, taking advantage of low market floating interest rates. On our Bulyanhulu financing, we have taken advantage of the present low interest rates to fix the interest rate for the term of the debt at a rate of about 7%. Our overall effective interest rate declined from 7.2% in 2002 to 5.8% in 2003, due to the decline in market interest rates. In 2003, we capitalized $14 million of interest at Cowal, Veladero, Alto Chicama and Tulawaka compared to 2002, when we capitalized $2 million at Cowal. In 2004, we expect to capitalize about an additional $9 million of interest to reflect increased capital spending at Veladero and Alto Chicama.

For 2004, we expect to incur interest of about $49 million on our existing debt obligations. Interest expense on our existing long-term debt obligations is expected to decline to about $26 million, after capitalizing about $23 million at Cowal, Veladero, and Alto Chicama. Our actual interest expense on existing debt obligations, as well as amounts of interest capitalized, will be affected by changes in market interest rates on variable rate debt obligations, as well as whether other development projects meet Canadian GAAP criteria for interest capitalization during 2004.

OTHER INCOME/EXPENSE

In 2003, we earned an effective interest rate on our cash of 3.4%, unchanged from 2002. Through interest rate swaps, we earned a fixed rate of 3.4% in 2003 on most of our cash balances, with any excess cash balances earning interest at market interest rates. In 2003, we also realized pre-tax gains of $29 million on the sale of various assets at mines that closed in previous years. We may sell further assets in 2004. We also recorded losses of $12 million on various investments, arising mainly on investments held in a post-retirement benefit plan.

NON-HEDGE DERIVATIVE GAINS

Non-hedge derivative gains and losses arising on derivative instruments used in our risk management strategy that do not qualify for hedge accounting treatment are recorded in earnings. These gains and losses do not include the unrealized mark-to-market loss on our fixed-price forward gold sales contracts. The gains and losses occur because of changes in commodity prices, currency exchange rates and interest rates.

In 2003, non-hedge derivative gains of $17 million on non-hedge currency contracts were caused primarily by the impact of a strengthening Australian dollar. We also recorded gains of $32 million on interest-rate and gold lease rate swaps in 2003. The fair value of these swaps is affected mainly by changes in either US dollar interest rates or gold lease rates. A 50-basis point decline in gold lease rates in 2003 was the main driver of these gains. Based on historic sensitivities and assuming no change in the size of our gold lease rate swap position, the effect of a 1% decrease in interest rates on the fair value of the swaps would be a $32 million gain for a 1% change in gold lease rates and a $10 million gain for a 1% change in US dollar interest rates. In 2003, we also recorded gains due to hedge ineffectiveness of $19 million. These gains mainly arose on currency contracts where because of changes in the expected timing of forecasted expenditures — the contracts no longer qualify for hedge accounting treatment, with the effect that gains or losses are recorded immediately in earnings, rather than being matched with the originally hedged items.

IMPAIRMENT CHARGE ON GOODWILL

We test goodwill for impairment annually in the fourth quarter of our fiscal year. During the course of our impairment assessment in fourth quarter 2003, we determined that goodwill allocated to our Cowal property on acquisition was impaired. The main reason why this impairment occurred is the impact of a strengthening Australian dollar in 2003. We recorded a goodwill impairment charge of $48 million in 2003 to reflect the completion of this goodwill impairment assessment.

INCOME TAXES

In 2003, we recorded a tax expense of $89 million compared to a tax recovery of $1 million in 2002. In 2002, the tax recovery of $1 million reflected an underlying effective tax expense of $18 million (effective tax rate of 8%), which excludes changes in valuation allowances of $3 million, offset by a credit of $22 million following the resolution of certain tax uncertainties. The relatively low effective tax rate in 2002 was mainly because a significant portion of our earnings was generated in a low tax-rate jurisdiction.

In 2003, we recorded an underlying income tax expense of $47 million (underlying effective tax rate of 20%), excluding changes in valuation allowances of $42 million. The increase in our underlying effective tax rate is due primarily to higher spot gold prices that lead to us generating larger amounts of taxable income in higher rate tax jurisdictions and a goodwill impairment charge in 2003 that is not deductible for tax purposes. The net increase in valuation allowances in 2003 reflects a release of valuation allowances in Tanzania of $54 million to reflect the impact of the resolution of certain uncertainties that affect the tax basis of our Bulyanhulu mine due to the fiscal regime in Tanzania. We recorded a valuation allowance of $89 million against alternative minimum tax credits in the United States in 2003 to reflect the extent to which we concluded it more likely than not that these credits will not be utilized in future fiscal periods. In 2003, following a corporate reorganization of our North American entities, and also due to the strengthening in the market gold price leading to the generation of higher levels of taxable income, we concluded that previously recorded valuation allowances totaling $118 million were no longer required. These valuation allowances related to entities acquired in the acquisition of Homestake in 2001, and therefore the release of valuation allowances was recorded as a reduction of goodwill arising at the time of acquisition.

Should gold prices remain in the $400 per ounce range, we expect our underlying effective tax rate, excluding any further change in future tax valuation allowances, to rise to about 30% as a larger portion of our earnings would come from tax jurisdictions with higher tax rates. Our underlying income tax expense will also be affected by the quantity of gold production delivered under our fixed-price forward sales contracts, and the actual price realized for any deliveries under these contracts due to the impact of varying levels of taxation that exist between the various tax jurisdictions in which we operate.

Our income tax expense is also affected by changes in the level of valuation allowances recorded against future tax assets. Valuation allowances are recorded where there is substantial uncertainty over the realization of a tax asset. Among other things, a further sustained upward trend in gold prices may result in further releases of valuation allowances with corresponding tax credits recorded in earnings. See also pages 21 to 22 for further information on future income tax valuation allowances.

CASH FLOW STATEMENT

LIQUIDITY AND CAPITAL RESOURCES

Liquidity risk

The objective of our liquidity management is to ensure we have the ability to generate or obtain sufficient cash or its equivalents on a timely and cost-effective basis to meet our commitments as they fall due. The management of liquidity risk is crucial to protecting our capital, maintaining market confidence and ensuring that we can expand into profitable business opportunities. Liquidity risk is managed dynamically, and exposures are regularly measured, monitored and mitigated. The primary factors that can potentially adversely affect our liquidity are realized gold sales prices; cash production costs; capital expenditure requirements at our operating mines and development projects; and scheduled repayments of long-term debt obligations. Our past and future non-cash working capital requirements have not, and are not expected to, materially affect our liquidity. Outstanding derivative financial instruments are not expected to pose a significant risk to our liquidity, because, unless we breach the covenants affecting these financial instruments, which we believe to be unlikely, the counterparties to outstanding derivative instruments cannot require settlement of the derivatives and we are not subject to any margin calls.

Historic sources of liquidity

In previous years, our main sources of liquidity have been our cash inflow from operating activities, our large cash position, and our various debt-financing facilities. Currently, our debt facilities include our publicly traded debentures, our Bulyanhulu project financing, and our undrawn $1 billion revolving credit facility with a syndicate of global banks.

In the last three years, we have generated a total operating cash inflow of $1.9 billion. We expect to continue to generate significant operating cash flow over the next few years, providing we can maintain our present production levels and also provided that there is no material decline in the spot price of gold. We expect capital needs of over $2 billion during the next four years to build our development projects, as well as between $100 and $200 million per year for sustaining capital at our existing operations. Our alternatives for sourcing this capital include our $1 billion cash position, our $1 billion credit facility, our future operating cash flow, project financings and public debt financings. We are evaluating these alternatives to determine the optimal mix of capital resources for the projects. We expect that absent a material adverse change in a combination of these sources of liquidity, our present levels of liquidity will be adequate to meet our expected capital needs. If we are unable to access project financing due to unforeseen political or other problems, we expect that we will be able to access public debt markets as an alternative source of financing.

Liquidity management

Our liquidity management approach is designed to ensure that reliable and cost-effective sources of cash are available to satisfy current and prospective commitments. The Corporate Treasury function has global responsibility for the implementation of liquidity management policies, strategies and plans. The Finance Committee provides oversight for liquidity management and liquidity policies and receives regular reports on our liquidity. We manage our liquidity position on a consolidated basis. When managing the flow of liquidity between different legal entities within our consolidated group, we take into account the tax and regulatory considerations associated with each jurisdiction. While such tax and regulatory considerations add a degree of complexity to internal fund flows, our consolidated liquidity management approach takes into account the funding demands associated with intra-group requirements.

The assessment of our liquidity position reflects management estimates and judgments pertaining to our ability to generate operating cash flow, our capital needs, our credit capacity and our assessment of likely future debt market conditions. We consider our liquidity profile to be sound, as there are no known trends, demands, commitments, events or uncertainties that are presently viewed as likely to result in a material adverse change in our current liquidity position. Diversification of funding sources is an important component of our overall liquidity management strategy since it expands funding flexibility, minimizes funding concentration and dependency and generally lowers financing costs. We also seek to mitigate certain risks through the use of non-recourse project financing.

Credit ratings

Our ability to access unsecured funding markets and our financing costs in such markets are primarily dependent upon maintaining an acceptable credit rating. While our estimates suggest that a minor downgrade would not materially influence our funding capacity or costs, we recognize the importance of avoiding such an event and are committed to actions that should reinforce existing external assessments of our financial strength.

A deterioration in our credit rating would not adversely affect our existing debt obligations or gold sales contracts. There are a number of factors that are important to our “A” credit rating, including: our market capitalization; the strength of our balance sheet, including the amount of net debt and our debt-to-equity ratio; our cash generating ability, including cash generated by operating activities and expected capital expenditure requirements; the quantity of our gold reserves; and our relatively low geo-political risk profile due to the location of our mines. Like most financial contracts, our revolving credit facility and our gold sales contracts require us to comply with certain financial covenants. These covenants, which are based on our US GAAP financial statements, include:

a)	Maintaining a minimum consolidated tangible net worth of at least $2.0 billion (our consolidated net worth as at December 31, 2003 was $3.5 billion); and

b)	Maintaining a maximum long-term debt to consolidated net worth ratio below 1.5:1 (the ratio as at December 31, 2003 was under 0.25:1).

The calculation of net worth excludes the unrealized mark-to-market gain or loss on our derivative instruments and gold sales contracts. In the unlikely event that we breach one of these covenants, we would be in default of our forward gold sales contracts, which could result in the counterparties requiring settlement of these contracts; the syndicate of banks in our credit facility could require repayment of amounts outstanding at that time.

Capital structure

We regularly review our capital structure with an overall goal of lowering our cost of capital, while preserving the balance sheet strength and flexibility that is important due to the cyclical nature of commodity markets, and to ensure that we have access to cash for strategic purposes.

Following a review of our capital structure during 2003, we concluded that a share buyback program would be consistent with these overall goals. In view of the high levels of operating cash flow we are generating at current gold prices, the high levels of liquidity that exist in the capital markets presently, and because we believe that our current share price represents an attractive buying opportunity, we initiated a share buyback program. In 2003, we repurchased 8.75 million shares at a total cost of $154 million. We may continue to execute this share buyback program in 2004, subject to market conditions, and provided that we can accomplish this without significantly impacting our liquidity.

OPERATING ACTIVITIES

Our operating cash flow is significantly affected by the volume of gold sales, as well as realized gold prices and cash operating costs. In 2003, our average realized gold sales price increased by $25 per ounce over 2002, although this was offset by a $9 per ounce increase in total cash costs. The effect of these changes, combined with a 4% decrease in ounces sold, was a $55 million increase in our operating cash flow in 2003 compared to 2002. Other year on year changes included an $11 million decrease in payments of reclamation and closure costs and a $59 million increase in cash payments for income taxes. Operating cash flow in the last two years included a payment of $86 million in 2003 for the Inmet settlement and $50 million in 2002 for merger-related costs related to the 2001 merger with Homestake.

INVESTING ACTIVITIES

Our most significant ongoing investing activities are for capital expenditures at our mines. Annually, we invest in sustaining capital at our mines, including expenditures relating to underground development activities. We also incur significant capital expenditures in the development and construction phases of new mines, although the yearly level varies depending on the status of our development projects.

In 2003, expenditures were mainly for sustaining capital and underground development at our operating mines. We spent a total of $217 million on sustaining capital in 2003, an increase of $21 million over 2002. The increase in 2003 mainly relates to investments at Plutonic to support a transition to owner operated mining from contractor mining. We also spent $167 million at our development projects in 2003, an increase of $72 million over the prior year, mainly attributable to the construction start up at Veladero in 2003. For 2004, we expect to spend a total of about $780 million, including $191 million for sustaining capital, which is similar to 2003, and $589 million at our development projects ($273 million at Veladero, $49 million at Cowal, $221 million at Alto Chicama, $35 million at Tulawaka, and $11 million at Pascua). We may increase capital spending for Pascua in 2004, depending on the timing of Board approval to begin construction at the project.

We also realized proceeds of $48 million from various asset sales in 2003, and spent $55 million on investments in other mining companies, including a $40 million investment in Highland Gold.

FINANCING ACTIVITIES

Our most significant ongoing financing activities are repayments/drawdowns of debt obligations; dividend payments; proceeds from issuing capital stock on exercise of stock options; and purchases of common shares under our share buyback program. The most significant financing cash flows in 2003 were $29 million received on the exercise of employee stock options, dividend payments totaling $118 million, and $154 million spent repurchasing 8.75 million common shares under our share buyback program. We also made scheduled payments under our long-term debt obligations totaling $23 million in 2003.

For 2004, we will be required to make scheduled long-term debt repayments of $41 million. The amount of any dividends will be determined by the Board of Directors.

BALANCE SHEET

Working capital

Our working capital position (current assets less current liabilities) increased by $38 million in 2003 as compared to 2002. This increase was mainly a result of an increase in other current assets combined with a decrease in other current liabilities, offset by a decrease in cash and equivalents by $74 million. The increase in other current assets reflects an increase in derivative assets by $43 million. Other current liabilities decreased by $106 million mainly due to the settlement of the Inmet litigation and payments of income tax installments during 2003.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Recently Issued Accounting Pronouncements

Accounting Guideline 15, consolidation of variable interest entities (“AcG-15”) is effective for years beginning on or after November 1, 2004. In general, AcG-15 applies whenever a company holds a variable interest in a variable interest entity (VIE). VIEs include special purpose entities and other organizations with little or no equity or where the equity owners aren’t able to make meaningful decisions about the entity. Under the rules, a company is deemed to control a VIE and must consolidate it whenever the company holds interests in the VIE that expose it to the majority of the “downside” of the entity or, if no single party has this risk, the majority of the entity’s “upside”.

AcG-15 is changing because the Financial Accounting Standards Board (FASB) amended its equivalent standard, FIN 46 in late December 2003. The CICA Accounting Standards Board (AcSB) has not indicated when it will make corresponding changes to AcG-15. In the meantime, it has eliminated the requirement for companies to disclose certain information about VIEs in financial statements that are issued before the standard becomes effective. We have not yet determined the impact of this new standard on our financial statements.

Accounting Guideline 13, Hedging Relationships (“AcG-13”) is effective for years starting on or after July 1, 2003. AcG-13 sets strict conditions that must be met before a company can apply hedge accounting – ensuring that gains and losses on the hedged item and the hedging instrument always are reported in the same accounting period. AcG-13 changes Canadian GAAP in three significant ways. First, the Guideline restricts the types of items that can qualify for hedge accounting. Second, a company must formally document the hedging relationship in its accounting records. Third, hedges must be evaluated for effectiveness. We do not expect the adoption of AcG-13 to significantly affect the manner in which we presently account for hedging relationships.

CICA Handbook Section 3110, Asset Retirement Obligations, is effective for years beginning on or after January 1, 2004. Under CICA 3110, a company recognizes a liability for an asset retirement obligation when the obligation is incurred. The liability is measured initially at fair value, with the resulting cost capitalized into the carrying amount of the related assets. The fair value of the liability is determined by discounting expected future cash flows by a risk free rate adjusted to reflect the market’s evaluation of the credit standing of the company. In subsequent periods, expected cash flows are adjusted to reflect changes in circumstances. The liability is increased each period for an interest-like element (accretion expense) through the period to the expected settlement date. The adoption of this new standard will essentially harmonize Canadian GAAP with our accounting for asset retirement obligations under US GAAP.

CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including non-reciprocal transactions, in which an entity grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. These transactions may involve the entity’s own equity instruments, those of a parent or subsidiary, those of a subsidiary of the same parent, or those of an equity-accounted affiliate of one of the above. CICA 3870 requires the use of the fair value based method of accounting for all stock-based payments. CICA 3870 is effective, in most respects, for years beginning on or after January 1, 2004. We have not yet determined the impact of adopting CICA 3870 on our financial statements.

CICA Handbook, Section 1100, Generally Accepted Accounting Principles, is effective for years beginning on or after October 1, 2003. CICA 1100, defines GAAP as a set of broad principles and conventions of general application as well as rules and procedures that determine accepted accounting practice at a particular time. CICA 1100 effectively eliminates the concept of “industry practice” in applying GAAP. As a consequence of adopting CICA 1100, we will be required to evaluate the continued appropriateness of any accounting policies that we have historically followed that are not specifically covered by existing accounting pronouncements, to determine whether these areas of accounting continue to be acceptable alternatives under Canadian GAAP. Under the transitional provisions of the standard, an entity must review its existing accounting policies and methods to determine whether any change is necessary to comply with the standard. Any change must be adopted “prospectively” – the new policy is applied only to existing balances and new events and transactions. Accounting for the change retroactively by adjusting prior years’ financial statements is prohibited. We have not yet determined the impact of CICA 1100 on our financial statements.

Critical Accounting Estimates

Critical accounting estimates represent estimates that are highly uncertain and for which changes on those estimates could materially impact our financial statements. The following accounting estimates are critical:

➢	impairment assessments of goodwill;

➢	amortization of property, plant and equipment, intangible assets and capitalized mining costs;

➢	impairment assessments of long-lived assets, (including intangible assets);

➢	mine reclamation and closure costs

➢	the measurement of future income tax assets and liabilities and assessment of the need to record valuation allowances against those assets;

➢	the valuation of derivative instruments and measurement of gains and losses on cash flow and fair value hedges that are recorded in earnings; and

➢	contingencies.

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this Management’s Discussion and Analysis.

IMPAIRMENT ASSESSMENTS OF GOODWILL

In accounting for the Homestake merger, we determined that goodwill existed at the date of acquisition. The allocation to reporting units was based on estimates of the individual fair values of those reporting units acquired or benefiting from synergies arising directly from the merger. Subsequent to the acquisition, we are required to test this goodwill annually for impairment. This impairment assessment is fundamentally based on updated estimates of the fair values of those reporting units, which could be affected by, among other things, changes in quantities of gold mineral reserves and resources; changes in the price of gold; changes in foreign currency exchange rates; changes in expected future operating costs; and changes in expected future capital expenditures and mine closure costs. An adverse change in any one or a number of these factors could cause us to recognize an impairment charge relating to goodwill. In particular if we were unable to replace or increase gold mineral reserves and resources at the mines where we have allocated goodwill, then we would expect the value of goodwill to be depleted over time as we approach the end of the mine life. As described on page 14 we recorded an impairment charge of $48 million relating to goodwill allocated to the Cowal project in 2003.

PROPERTY, PLANT AND EQUIPMENT AND OTHER LONG-LIVED ASSETS

Property, plant and equipment, which totaled $3.7 billion at December 31, 2003, represents a significant portion of our assets (51%). The application of our accounting policies for these assets has a material impact on our earnings. In particular, under our accounting policies we record amortization expense based on the estimated useful economic lives of these assets, and we periodically undertake impairment assessments. The most significant estimate that affects these accounting policies is estimated quantities of proven and probable mineral reserves, and quantities of non-reserve material, as well as whether it is probable that non-reserve material will be produced. The process of estimating quantities of gold reserves, and non-reserve material, is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. The data for a given ore body may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, evolving production history and the continual reassessment of the viability of production under various economic conditions.

A material revision (upward or downward) to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; a change in the assumed gold prices, as well as the results of drilling and exploration activities. Estimates of reserve quantities can also change due to changes in expected cash production costs. We calculate reported reserve estimates in accordance with rules and regulations governing these estimates. However, because of the subjective decisions we have to make, as well as variances in available data for each ore body, these estimates are generally uncertain. Changes in reserve quantities, including changes resulting from gold and silver price assumptions, would cause corresponding changes in amortization expense in periods subsequent to the revision, and could result in impairment of the carrying amount of property, plant and equipment as well as other long-lived assets such as capitalized mining costs and intangible assets.

As at year end 2003, we estimated reserves assuming a $325 per ounce gold price. At December 31, 2003, we estimated that a $25 per ounce reduction (8%) in the gold price assumption would reduce our reserves by about 4 million contained ounces (5%), relating primarily to our Kalgoorlie and Goldstrike Open Pit operating mines. Conversely, a $25 per ounce increase in gold price would increase our reserves by about 3.6 million contained ounces (5%), relating primarily to Kalgoorlie and Goldstrike Open Pit.

AMORTIZATION EXPENSE

We amortize a large portion of our property, plant and equipment using the units of production method based on proven and probable reserves and non-reserve material expected to be converted into proven and probable reserves. We estimate that a 5% change in reserves and non-reserve material would change annual amortization by about $31 million. This sensitivity analysis assumes that the increase or decrease will be consistent across all our mines. To the extent that increase or decrease varies across our portfolio of mines, the actual impact on earnings may be higher or lower than this estimate.

The mines where amortization charges are most significantly affected by changes in reserve estimates are: Pierina, Goldstrike Underground and Open Pit, Eskay Creek and Bulyanhulu. These mines generally have the most significant carrying amounts of property, plant and equipment subject to amortization using the units of production method and the highest per ounce amortization charges. The effect of a 10% change in reserve estimates at these mines on amortization would be as follows:

	Impact on	Impact on
	amortization rates	amortization expense[1]
	(per ounce)	(millions)

Pierina	$20	$13
Goldstrike Underground	11	5
Eskay Creek	12	2
Bulyanhulu	16	5
Goldstrike – Open Pit	5	6

1.	Based on ounces sold in 2003.

Impact of Actual Changes in Reserve and Non-Reserve Material Estimates on Amortization

For the years ended December 31,	2003		2002

(in millions of dollars, except	Reserve/	Amortization	Reserve/non-	Amortization
reserves which are in millions	non-reserve material	increase	reserve material	increase
of contained ounces)	increase (decrease)	(decrease)	increase (decrease)	(decrease)

Goldstrike — Underground	(0.5)	$5	—	—
Plutonic	1.6	(1)	0.9	(2)
Goldstrike – Open Pit	1.2	(5)	0.3	(1)
Pierina	(0.6)	17	0.9	(20)
Hemlo	(0.2)	1	0.7	(2)
Kalgoorlie	(1.5)	2	—	—
Bulyanhulu	(0.3)	1	3.3	(11)

Changes in reserve estimates are calculated at the end of the year and affect amortization expense prospectively. The amounts presented represent the effect of reserve changes at the end of 2002 and 2001.

CAPITALIZED MINING COSTS

At open-pit mines that have diverse grades and waste-to-ore ratios over the life of the mine, we defer and amortize certain costs, normally associated with the removal of waste rock (capitalized mining costs). The amortization of capitalized mining costs is determined using the units of production method based on estimated recoverable ounces from proven and probable mineral reserves, and using a stripping ratio calculated as the total tons to be moved over total proven and probable reserves. Quantities of proven and probable mineral reserves and non-reserve material are subject to material change from period to period as described above. Consequently stripping ratios are also subject to material change and the charge to earnings for amortization could differ materially between reporting periods to the extent that there are material changes to proven and probable mineral reserves. To the extent that the average ratio of tons of waste that are required to be removed for each ounce of gold differs materially from that which was estimated in the stripping ratio, the actual amortization charged to operations could differ materially between reporting periods.

In 2004, we expect to reduce the stripping ratio at Goldstrike Open Pit from 112:1 to 109:1, and to increase the stripping ratio at Pierina from 48:1 to 60:1. The effect of this change in estimate for 2004 will be to reduce amortization at Goldstrike Open Pit by $0.6 million; and to increase amortization at Pierina by $7 million. A further change in the stripping ratio by a factor of 10:1 at Goldstrike Open Pit would change amortization recorded by $2 million; and at Pierina would change amortization recorded by $6 million. Changes in stripping ratio estimates did not have any significant effect on the comparability of amortization changes between 2003 and 2002.

IMPAIRMENT ASSESSMENTS OF LONG-LIVED ASSETS (INCLUDING INTANGIBLE ASSETS)

We review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment assessments, which are conducted in the manner described within note 14(c) to our consolidated financial statements, are based on estimates of future cash flows, which include, among other things, estimates of:

➢	the quantity of gold reserves at our mines (including quantities of silver contained within our gold reserves), and non-reserve material expected to be converted into mineral reserves;

➢	future gold and silver prices; and

➢	future operating and capital costs to mine and process our reserves over extended periods of time (5 to 25 years).

Estimates of future cash flows are inherently uncertain, and are subject to material change over time. In particular, cash flow estimates are affected by external factors such as gold and silver prices and also foreign currency exchange rates. These cash flow estimates and external factors are subject to material change and therefore it is reasonably likely that the results of impairment assessments conducted from period to period could have a material impact on our consolidated financial statements.

RECLAMATION AND CLOSURE COSTS

Our mining, exploration and development activities are subject to various levels of federal, provincial and state laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties. In general, these laws and regulations are continually changing and, over time, becoming more restrictive.

We estimate that future site reclamation and closure obligations will be $513 million at our closed mines and at our operating mines. At December 31, 2003, we had fully accrued for the future costs at our closed mines, and we had accrued a portion of the obligations at our current operating mines. Based on our existing accounting policy, the remaining $276 million for our operating mines will be accrued over their estimated lives, based on the units of production method as gold is produced and sold. Changes in estimated costs are recognized prospectively as a revision to future cost accruals.

Our operating mines and approximately 50 closed mines are located in the United States, Canada, Australia, Chile, Peru and Tanzania. We expect to spend about $176 million over the next five years on reclamation and closure activities, with most of these amounts at our closed mines. Our current operating mines have estimated productive lives, based on reserves at December 31, 2003, ranging from 2 to 25 years.

Significant management judgments and estimates are made when estimating reclamation and closure costs, which will be incurred, in some cases, many years from the date of estimate. A 10% change in the current overall estimate of reclamation and closure costs for our closed mines would increase or decrease net income by about $13 million or $0.02 per share. A 10% change at each of our operating mines may not have a significant effect on net income in a period because the effect of the change would be accrued over the estimated remaining life of each mine. During 2003, we changed our estimates of future reclamation costs at various closed mines that resulted in a $17 million charge to earnings.

DERIVATIVE INSTRUMENTS

We record non-hedge derivatives on our balance sheet at fair value. Changes in the fair value of non-hedge derivatives recorded on our balance sheet are recorded in earnings. We apply judgment in estimating the fair value of derivative instruments, which are highly sensitive to assumptions regarding gold and other commodity prices, gold lease rates, market volatilities, foreign currency exchange rates and interest rates. Variations in these factors could materially affect amounts credited or charged to earnings to reflect the changes in fair value of derivatives. The derivative instruments whose past changes in fair value have most significantly impacted earnings are our gold lease rate swaps. In addition, certain other derivative instruments are accounted for as cash flow hedges. The effective portion of changes in fair value of these instruments is recognized in earnings when the underlying hedged items occur and are also recorded in earnings. All derivatives qualifying for hedge accounting are designated against hedged items where we believe that the forecasted transaction is probable of occurring. To the extent that we determine that the hedged items are no longer probable of occurring within the timeframe designated, or within a two month period thereafter, due to changes in the factors affecting the amounts and timing of the forecasted transactions designated as the hedged items, mark to market gains and losses on the derivatives are recorded in earnings immediately.

The most significant hedged items that are uncertain and subject to possible change from period to period are forecasted local currency denominated operating costs and capital expenditures at our Australian and Canadian mines. Because of the large amount of unrecorded mark to market gains on these derivative instruments, hedge ineffectiveness arising from a relatively small change in the timing or amounts of the hedged items could have a significant impact on earnings. Estimates of these forecasted transactions are developed in our annual mine planning process, and updated periodically when events or circumstances indicate that the timing or amounts of the forecasted transactions have changed significantly. In recognition of the fact that this uncertainty increases as the time to the forecasted transaction increases, our hedging strategy is to hedge a proportion of the forecasted expenditures that declines in successive time intervals into the future. During 2003, following changes in the expected timing of forecasted Australian dollar capital expenditures, we recorded gains totaling $18 million in earnings after we concluded that the conditions for continued use of hedge accounting treatment for certain derivative instruments was no longer appropriate.

FUTURE TAX ASSETS AND LIABILITIES AND RELATED VALUATION ALLOWANCES

In measuring the amount of future income tax assets and liabilities we are periodically required to develop estimates of the tax basis of assets and liabilities. In circumstances where the applicable tax laws and regulations are either unclear, or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of future income tax assets and liabilities recorded in our consolidated financial statements. The most significant such estimate affecting our consolidated financial statements is the tax basis of our Pierina mining concession, which is described in note 20(c) to our consolidated financial statements. It is reasonably possible that we may be successful in appealing the revaluation of the Pierina mining concession, resulting in the de-recognition of future income tax liabilities totaling $141 million, which would be reflected as a tax credit in earnings in the period such a determination is made.

For every future tax asset, we evaluate the likelihood of whether some portion or all of the asset will not be realized. This evaluation is based on, among other things, expected levels of future taxable income and the pattern and timing of reversals of temporary timing differences that give rise to future tax assets and liabilities. If, based on the weight of available evidence, we determine that it is more likely than not (a likelihood of more than 50 percent) that all or some portion of a future tax asset will not be realized, then we record a valuation allowance against it. As of December 31, 2003, we have recorded a valuation allowance of $402 million on a portion of our net future tax assets totaling $693 million.

Valuation allowance at December 31, (millions)	2003	2002

United States	$142	$166
Chile/Argentina	122	113
Canada	72	67
Tanzania	44	40
Australia	8	—
Other	14	7

	$402	$393

In the United States, most of the valuation allowances relate to alternative minimum tax credit carry forwards (AMT credits). These AMT credits will only be utilized if there is a significant further increase in the market price of gold above $400 per ounce, or if we secure a source of additional taxable income in addition to the present income generated by our operating mines. In Chile, valuation allowances relate to tax assets in subsidiaries that do not have any present sources of income against which to utilize the assets. In the event these subsidiaries are expected to have sources of income in the future, we may be able to reduce the level of valuation allowances recorded. In particular, we may be able to release a portion of the valuation allowances when a construction decision is made on the Pascua-Lama project. In Canada, substantially all of the valuation allowances relate to capital losses that will only be utilized if we realize any capital gains in the future. In Tanzania, after considering the fiscal regime applicable to mining companies, and the expected levels of future taxable income at the Bulyanhulu mine, we recorded a valuation allowance against a portion of the deferred tax assets. In the event that levels of future taxable income at Bulyanhulu are higher than we presently expect which could be because of a number of factors, including a sustained upward movement in gold prices, operating improvements or the discovery of additional reserves we may reduce the level of valuation allowances against these assets.

In future years, levels of taxable income will be affected by, among other things, changes in gold prices, cash operating costs, proven and probable gold reserves, interest rates and foreign currency exchange rates. In particular, if the recent trend of higher spot gold prices continues, we may conclude that a portion of valuation allowances recorded at December 31, 2003 are no longer necessary. Significant changes in these and other factors could have a material impact on the amount of valuation allowances recorded and on income tax expense.

CONTINGENCIES

We regularly assess contingent liabilities, which inherently involve the exercise of significant management judgment and estimates of the outcome of future events. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur – and typically those events may occur a number of years in the future.

As described in note 24 to our consolidated financial statements, we are involved in claims and legal proceedings, the resolution of which could have a material effect on our financial condition or future results of operations. In assessing these contingencies, we evaluate the perceived merits of the legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or that we expect to seek.

OFF-BALANCE SHEET ARRANGEMENTS

We do not enter into off-balance sheet arrangements with special purpose entities in the normal course of our business, nor do we have any unconsolidated affiliates. In the case of joint ventures, our proportionate interest for consolidation purposes is equivalent to the economic returns to which we are entitled as a joint venture partner. Our only significant off-balance sheet arrangements are our forward gold sales contracts.

FORWARD GOLD SALES CONTRACTS

Prior to the adoption of a no-hedge policy in fourth quarter 2003, we historically entered into fixed-price forward sales contracts in a gold hedging program to manage our exposure to market gold prices. Following the adoption of our no-hedge policy, we will not add any new gold hedge contracts, and we expect to reduce our gold hedge position to zero over time. We have historically entered into forward gold sales contracts with about 19 high quality banking counterparties. The banking counterparties with whom we entered into these contracts engage in hedging transactions with numerous third parties in addition to us. We do not have any relationships with special purpose entities whose sole business purpose is to enter into derivative transactions with us. We have used fixed-price forward gold sales contracts to protect our earnings and cash flow from declining gold prices. These contracts permit us to sell our gold production in the gold spot market. In a rising gold price environment, we have the ability to deliver our gold at the higher spot price, or deliver under the contract at the contract price. We expect to reduce our gold hedge position to zero over time; in 2003, we reduced our position by 2.6 million ounces to 15.5 million ounces. Through the use of these fixed-price contracts, in periods when the spot price has been stable or declining, we have been able to realize higher revenues than if we had sold our gold production in the spot gold market. The impact of selling our gold production under these contracts, compared to the price that would have been realized in the spot market, can be illustrated as follows:

Revenues from Forward Gold Sales Contracts

For the years ended December 31,	2003	2002	2001

Total revenues from contract sales	$1,383	$1,381	$1,179
Average contract selling price ($/oz)	360	347	354
Average spot price ($/oz)	363	310	271
Incremental revenues from contracts in excess of average spot gold prices	(12)	148	276

Fixed-price Forward Gold Sales Contracts (“The Gold Hedge Position”)
(as of December 31, 2003)

Gold ounces hedged	15.5 million ounces (or slightly less than three years of expected future production)

Current termination date of gold sales contracts	2013 in most cases

Average estimated realizable gold sales contract price at 2013 termination date.	$400/oz1

Delivery obligations	Barrick will deliver gold production from operations against gold sales contracts by the termination date (which is currently 2013 in most cases). However, Barrick may choose to settle any gold sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date. This means Barrick can deliver gold at spot prices, or prices under the hedge contracts, until the termination date of these contracts.

Average estimated minimum realizable contract gold sales price for delivery of 100% of expected future production into existing sales contracts over the next three years.	$309/oz1,2,3

Unrealized mark-to-market loss at December 31, 2003	$1,725 million[4]

1.	Approximate estimated value based on current market US dollar interest rates and an average lease rate assumption of 1.5%.

2.	Accelerating gold deliveries could potentially lead to reduced contango that would otherwise have builtup over time.

3.	Assumes delivery of 100% of expected future production against current gold sales contracts which would exhaust all remaining gold hedge positions.

4.	At a spot gold price of $415 per ounce.

KEY CONTRACT TERMS AND CONDITIONS

A forward gold sales contract is an agreement that we will sell a fixed number of ounces of gold to the contract counterparty on a delivery date in the future at an agreed price. We have the flexibility to choose the delivery date at any time over a period up to about 10 years and we have the ability to choose a fixed price or a floating price. Our rights and obligations under these contracts are defined by Master Trading Agreements (“MTAs”) that we have executed with our counterparties. The price-setting mechanism found in these MTAs is described in note 5 to our consolidated financial statements.

The selling price under a fixed-price forward gold sales contract is based on the forward price of gold at the future delivery date, which is essentially a function of the spot gold price on the date the contract is entered into plus a premium (commonly referred to as “contango”) through the future delivery date. The amount of contango is often quoted as a percentage return that reflects the spread between market LIBOR interest rates (i.e. US dollar interest rates) and gold lease rates. Generally, US dollar interest rates are higher than the gold lease rate, which means that the future price is higher than the current price under the contract. In general, the longer the period of time from the start of a contract until delivery, the higher the contract price will be compared to the spot price at the start of the contract. The final contract selling price increases over time due to the amount of the forward premium or contango implicit in forward gold prices, as long as US dollar interest rates are higher than gold lease rates.

Since we have the flexibility to deliver gold under our fixed-price forward gold sales contracts at any time, primarily over the next 10 years, we can sell our gold at the higher of the spot price or the contract price well into the future. In the event spot prices consistently exceed the contract price for this period, we would eventually deliver gold at a price of about $400 per ounce under our existing contracts (assuming market contango rates of 2.5%) for each ounce that we did not sell at spot prices. Although we may choose to deliver our gold production at higher spot prices, it remains probable that we will physically deliver gold over the term of the contract, rather than cash settling the contracts. As discussed elsewhere in this discussion and analysis, we have targeted a 1.5 million ounce reduction in our gold hedge position in 2004. In order to achieve this reduction, we may deliver gold into fixed-price forward sales contracts at sales prices that are lower than the then prevailing spot price of gold.

In most cases, under the terms of our MTAs, the period over which we are required to deliver gold is extended annually by one year, or kept “evergreen,” regardless of our intended delivery dates, unless otherwise notified by the counterparty. This means that, with each year that passes, the termination date of most MTAs is extended into the future by one year.

In all of our MTAs with our 19 counterparties, the following applies: the counterparties do not have unilateral and discretionary “right to break” provisions; there are no credit downgrade provisions; and we are not subject to any margin calls – regardless of the price of gold. We have the right to accelerate the delivery of gold at any time during the life of the contracts. This flexibility is demonstrated by the terms that allow us to deliver under contracts at any time on two days notice, or keep these contracts outstanding for as long as primarily 10 years. This feature means that we can sell our gold at the market price or the hedge price at our discretion, to the termination date of our contracts (2013 in most cases).

Our trading agreements with our counterparties do provide for early close out of certain transactions in the event of a material negative change in our ability to produce gold for delivery under our forward gold sales contracts, or a lack of gold market, and for customary events of default such as covenant breaches, insolvency or bankruptcy. The significant financial covenants which are based on our US GAAP financial statements are: we must maintain a minimum consolidated net worth of at least $2 billion – currently, it is $3.5 billion; and we must maintain a maximum long-term debt to consolidated net worth ratio of 1.5:1 - currently, it is under 0.25:1. The covenants under our MTAs exclude unrealized mark-to-market gains or losses on our derivative instruments and forward gold sales contracts in the calculation of consolidated net worth.

The terms of our forward gold sales contracts with our 19 counterparties provide flexibility and benefits that we believe are unique to us. These advantageous terms reflect, among other things, our strong credit rating and our high quality, long-life, low-cost asset base.

Significance of mark-to-market gains and losses

At the end of 2003, the unrealized mark-to-market (fair value) on the derivative instruments position, including gold and silver forward sales contracts, as well as currency and interest rate hedge programs, was negative $1.4 billion. This mark-to-market value represents the replacement value of these contracts based on market levels at the end of 2003, and, subject to us continuing to meet the significant covenants under our MTAs, does not represent an economic obligation for payment by us. Our obligations under our gold sales contracts are to deliver an agreed upon quantity of gold at an agreed price by the termination date of the contracts (2013 in most cases).

In accordance with hedge accounting rules, the positive mark-to-market value of $326 million relating to our currency and interest rate hedge programs is recorded in our financial statements at the same time as the related hedged items occur and are recorded in earnings. The mark-to-market value of our gold and silver sales contracts is not recorded on the balance sheet as accounting rules that govern these contracts do not require balance sheet recognition. Instead, in accordance with Canadian GAAP, the economic impact of these sales contracts is reflected in the financial statements as we physically deliver gold and silver under the contracts.

A short-term spike in gold lease rates would not have a material negative impact on us because we are not exposed under our fixed-price forward gold sales contracts to short-term gold lease rate variations. A prolonged rise in gold lease rates could result in lower contango (or negative contango i.e. “backwardation”) and therefore a smaller forward premium (or backwardation) under the contract. However, because of the large amount of Central Bank gold available for lending relative to demand, gold lease rates have historically tended to be low and any spikes short-lived.

At December 31, 2003	Fair Value

Forward gold sales contracts	$(1,725)
Forward silver sales contracts	(20)
Foreign currency contracts	288
Interest rate contracts	38

$(1,419)

Change in the Fair Value of Forward Gold Sales Contracts

Unrealized Gain (Loss)

At December 31, 2002	$(639)
Impact of change in spot price[1]	(1,088)
Contango earned in the year	138
Impact of change in valuation inputs[1]	(136)

At December 31, 2003 – Loss	$(1,725)

1.	From $347 per ounce to $415 per ounce.

2.	Other than spot metal prices (e.g. interest rates and lease rates).

The mark-to-market value of the gold contracts is based on a spot gold price of $415 per ounce and market rates for LIBOR and gold lease rates. The mark-to-market value of the contracts would approach zero (breakeven) at a spot gold price of approximately $303 per ounce, assuming all other variables are constant.

Contractual Obligations and Commitments

	Payments due in

At December 31, 2003	2004	2005-2006	2007-2008	2009+	Total

Contractual obligations
Long-term debt	$41	$65	$568	$80	$754
Reclamation and closure costs	41	76	59	337	513
Capital leases	—	2	3	—	5
Operating leases	4	6	5	8	23
Purchase obligations
Supplies inventory and consumables	12	11	—	—	23
Power contracts	19	15	17	2	53
Capital expenditures	163	6	—	—	169
Other	10	11	1	4	26

Total	$290	$192	$653	$431	$1,566

Long-term debt

Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt. We are not required to post any collateral under any debt obligations and the terms of the obligations would not be affected by a deterioration in our credit rating.

Reclamation and closure costs

Amounts presented in the table represent the undiscounted future estimated cost of reclamation and closure cost obligations. The most significant contingent liability relating to reclamation and closure activities which is not recorded on our balance sheet, or presented in the above table, relates to potential obligations to monitor water quality and treat ground water on an ongoing basis. We will record a liability for these activities if environmental laws and regulations require us to conduct these activities in the future.

Power purchase agreements

We enter into contracts to purchase power at each of our operating mines. The contracts provide for fixed prices, which, in certain circumstances, are adjusted for inflation. Some agreements obligate us to purchase fixed quantities per hour, seven days a week, while others are based on a percentage of actual consumption. These contracts extend through various dates in 2004 to 2007. In addition to the purchase obligations set out in the table above, we purchase about 0.9 billion kilowatt-hours annually at market rates. Under the terms of one contract, we purchase power based on actual consumption; this contract has an exit fee of $12 million should we decide to switch to an alternate power supplier.

Capital expenditures

Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. They do not include the full amount of future expenditures relating to our development pipeline over the next 5 years, because commitments have yet to be made for a large portion of the estimated future capital costs related to these projects.

COMMITMENTS

Royalties

Virtually all of our royalty commitments give rise to obligations at the time we produce gold. In the event that we do not produce gold at our mining properties, we have no payment obligation to the royalty holders. The amounts that we expect to pay in the future are: 2004 — $45 million; 2005 to 2006 – $115 million; 2007 to 2008 – $107 million; and 2009 and beyond – $375 million. These amounts are estimated based on our expected gold production from proven and probable reserves for the periods indicated and assuming a $350 gold price. The most significant royalty arrangements are disclosed in note 6 to our consolidated financial statements.

Payments to maintain land tenure and mineral property rights

In the normal course of business, we are committed to making annual payments to maintain title to certain of our properties and to maintain our rights to mine gold at certain of our properties. In the event we choose to abandon a property or discontinue mining operations, the payments relating to that property can be suspended, resulting in our rights to the property lapsing.

QUARTERLY INFORMATION (in millions, except per share and per ounce data)

	March 31,		June 30,		September 30,		December 31,

	2003	2002	2003	2002	2003	2002	2003	2002

Gold sales	$449	$475	$487	$483	$541	$468	$529	$521
Average spot gold price per ounce	352	290	347	313	364	314	392	323
Average realized gold price per ounce	348	327	349	336	359	338	388	338
Net income (loss)	53	28	69	52	48	38	(24)	111
Net income (loss) per share[1]	0.10	0.05	0.13	0.10	0.09	0.07	(0.05)	0.20
Operating cash flow	145	133	81	162	200	137	157	220

1. Basic and diluted

Our financial results for the last eight quarters reflect the following general trends: rising spot gold prices and prices realized from gold sales; declining gold production and sales volumes; and rising total cash costs. These trends are discussed elsewhere in this Management’s Discussion and Analysis, and the quarterly trends are consistent with explanations for annual trends over the last two years.

FOURTH QUARTER RESULTS

Revenue for fourth quarter 2003 was $529 million on gold sales of 1.36 million ounces, compared to $521 million in revenue on gold sales of 1.54 million ounces for the year earlier period. During the quarter, spot gold prices ranged from a high of $416 to a low of $369 per ounce, averaging $392 per ounce. We realized an average price of $388 per ounce during the quarter, delivering 600,000 ounces against gold hedge contracts, with the remainder at spot gold prices. Due to the higher spot gold prices during the quarter, we realized a $50 per ounce (15%) increase in the gold price compared to the year earlier period, which more than offset the lower sales volumes. For the quarter, we produced 1.3 million ounces at total cash costs of $1991 per ounce compared to 1.6 million ounces at total cash costs of $174 per ounce1. Both production and total cash costs for the quarter were in line with plan.

1. For an explanation of our use of non-GAAP performance measures, please refer to pages 27 to 28.

We incurred a loss in fourth quarter 2003 of $24 million ($0.05 per share) as compared to earnings of $111 million ($0.20 per share) in the year earlier period. This loss compared to earnings over the year earlier period reflects a $50 per ounce higher realized gold price and a $52 million increase in non-hedge derivative gains (2003 - $46 million gain versus 2002 - $6 million loss). These factors were offset by higher cash operating costs, provisions of $14 million for the Inmet settlement and $17 million for reclamation costs, a $62 million higher income tax expense, including a net increase in future tax valuation allowances of $42 million (see page 14). In the quarter, we generated operating cash flow of $157 million as compared to operating cash flow of $220 million in the prior year period. Lower operating cash flow in the quarter primarily relates to the payment of $86 million on the Inmet settlement. Excluding the Inmet settlement, fourth quarter and full year cash flow from operations was slightly higher in 2003 than 2002 due to the impact of higher realized gold prices, partly offset by higher cash operating costs.

NON-GAAP PERFORMANCE MEASURES

We have included total cash costs per ounce data because we understand that certain investors use this information to assess our performance. The inclusion of total cash costs per ounce statistics enables investors to better understand year-on-year changes in production costs, which in turn affect our profitability and ability to generate operating cash flow for use in investing and other activities. Non-GAAP measures do not have any standardized meaning prescribed by Canadian GAAP, and therefore they may not be comparable to similar measures prescribed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

RECONCILIATION OF TOTAL CASH COSTS PER OUNCE TO FINANCIAL STATEMENTS

	Goldstrike -		Goldstrike -
	Open pit		Underground		Eskay Creek		Round Mountain

For the years ended December 31,	2003	2002	2003	2002	2003	2002	2003	2002

Total cash production costs - per Canadian GAAP[1]	$382.1	$320.2	$153.1	$123.0	$17.3	$21.5	$69.9	$84.5
Reclamation/closure and other costs at operating mines	(4.0)	(5.5)	(1.0)	(1.2)	1.0	(0.5)	(1.0)	(2.0)

Total cash production costs per Gold Institute Production Cost Standard	$378.1	$314.7	$152.1	$121.8	$18.3	$21.0	$68.9	$82.5

Ounces sold (thousands)	1,625	1,383	600	617	354	358	379	389
Total cash costs per ounce sold per Canadian GAAP (dollars)	$235	$232	$256	$199	$49	$60	$185	$217

Total cash costs per ounce sold - per Gold Institute Production Cost Standard (dollars)	$233	$228	$253	$198	$52	$59	$182	$212

1.     Represents cost of sales and other operating costs (excluding amortization).

	Hemlo		Holt-McDermott		Marigold		Total North America

For the years ended December 31,	2003	2002	2003	2002	2003	2002	2003	2002

Total cash production costs - per Canadian GAAP[1]	$60.2	$63.0	$19.8	$16.6	$8.0	$5.4	$710.4	$634.2
Reclamation/closure and other costs at operating mines	—	(1.0)	1.0	(0.3)	—	(0.2)	(4.0)	(10.7)

Total cash production costs per Gold Institute Production Cost Standard	$60.2	$62.0	$20.8	$16.3	$8.0	$5.2	$706.4	$623.5

Ounces sold (thousands)	266	286	87	94	47	28	3,358	3,155
Total cash costs per ounce sold per Canadian GAAP (dollars)	$226	$221	$227	$176	$171	$194	$212	$201

Total cash costs per ounce sold - per Gold Institute Production Cost Standard (dollars)	$226	$217	$239	$173	$171	$187	$210	$198

	Pierina		Total South America		Plutonic		Darlot

For the years ended December 31,	2003	2002	2003	2002	2003	2002	2003	2002

Total cash production costs – per Canadian GAAP[1]	$82.7	$90.2	$82.7	$90.2	$62.4	$60.0	$25.3	$25.4
Reclamation/closure and other costs at operating mines	(7)	(18.4)	(7)	(18.4)	-	(0.8)	-	(0.3)

Total cash production costs per Gold Institute Production Cost Standard	$75.7	$71.8	$75.7	$71.8	$62.4	$59.2	$25.3	$25.1

Ounces sold (thousands)	911	895	911	895	324	311	154	146
Total cash costs per ounce sold per Canadian GAAP (dollars)	$91	$101	$91	$101	$193	$193	$164	$174

Total cash costs per ounce sold – per Gold Institute Production Cost Standard (dollars)	$83	$80	$83	$80	$193	$190	$164	$172

	Lawlers		Kalgoorlie		Bulyanhulu		Total Australia/Africa

For the years ended December 31,	2003	2002	2003	2002	2003	2002	2003	2002

Total cash production costs – per Canadian GAAP[1]	$23.7	$21.8	$86.6	$85.1	$77.0	$78.4	$275.0	$270.7
Reclamation/closure and other costs at operating mines	-	(0.5)	-	(1.0)	(4.0)	(0.4)	(4)	(3.0)

Total cash production costs per Gold Institute Production Cost Standard	$23.7	$21.3	$86.6	$84.1	$73.0	$78.0	$271.0	$267.7

Ounces sold (thousands)	95	116	415	367	297	395	1,285	1,335
Total cash costs per ounce sold per Canadian GAAP (dollars)	$249	$188	$209	$232	$260	$199	$214	$203

Total cash costs per ounce sold – per Gold Institute Production Cost Standard (dollars)	$249	$184	$209	$230	$246	$198	$211	$201

1.	Represents cost of sales and other operating costs (excluding amortization).

RECONCILIATION OF AMORTIZATION COSTS PER OUNCE TO FINANCIAL STATEMENTS

For the years ended December 31,	2003	2002	2001

Amortization expense per consolidated financial statements	$510	$483	$343
Amortization expense recorded on property, plant and equipment not at operating mine sites	(27)	(26)	(3)

Amortization expense for per ounce calculation	$483	$457	$340

Ounces sold (thousands)	5,554	5,805	3,879

Amortization per ounce (dollars)	$87	$79	$88

OUTSTANDING SHARE DATA

As at March 4, 2004, 534.6 million common shares (“Common Shares”) and one special voting share (“Special Voting Share”) in the capital of Barrick were issued and outstanding. Computershare Trust Company of Canada (“Computershare”), the holder of the Special Voting Share, is entitled to cast the number of votes equal to the number of BGI Exchangeable Shares (as defined below) outstanding (excluding those owned by Barrick and its subsidiaries), multiplied by 0.53, for which it receives voting instructions from holders of such BGI Exchangeable Shares.

In connection with Barrick’s acquisition of Homestake Mining Company effective December 14, 2001, Barrick Gold Inc. (formerly Homestake Canada Inc.) issued securities (“BGI Exchangeable Shares”), which, by their terms, are each exchangeable at any time for 0.53 of a Common Share. Each BGI Exchangeable Share entitles the holder to exercise the same voting rights as a holder of 0.53 of a Common Share. Generally, a holder of a BGI Exchangeable Share may exercise his or her voting right by either providing voting instructions to Computershare or attending a meeting of holders of Common Shares and voting in person. As at March 4, 2004, there were 1.5 million BGI Exchangeable Shares outstanding that were not owned by Barrick, which would entitle the holders of the BGI Exchangeable Shares to cast 0.8 million votes at a meeting of holders of Common Shares. For further information regarding the BGI Exchangeable Shares, please refer to the Company’s current Management Information Circular and Proxy Statement.

As at March 4, 2004, options to purchase 24 million Common Shares were outstanding under Barrick’s option plan. In addition, as at March 4, 2004, options to purchase 0.5 million Common Shares were outstanding under certain option plans inherited by Barrick in connection with prior acquisitions.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company. The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada and reflect Management’s best estimates and judgements based on currently available information. The Company has developed and maintains a system of internal accounting controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the financial statements.

/s/ Jamie C. Sokalsky

Jamie C. Sokalsky
Senior Vice President and Chief Financial Officer
Toronto, Canada
February 11, 2004

AUDITORS’ REPORT TO THE SHAREHOLDERS
OF BARRICK GOLD CORPORATION

We have audited the consolidated balance sheets of Barrick Gold Corporation as at December 31, 2003 and 2002, the consolidated statements of income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.

/s/ Pricewaterhouse Coopers LLP

Chartered Accountants
Toronto, Canada
February 11, 2004

CONSOLIDATED STATEMENTS OF INCOME

Barrick Gold Corporation
For the years ended December 31,
(in millions of United States dollars, except per share data, CANADIAN GAAP basis)

	2003	2002	2001

Gold sales (notes 4 and 5)	$2,006	$1,947	$1,324

Costs and expenses
Cost of sales and other operating expenses [1] (note 6)	1,107	1,073	633
Amortization - property, plant and equipment	469	450	343
Amortization - intangible assets	41	33	—
Administration	81	64	46
Exploration and business development	84	52	40

	1,782	1,672	1,062

Other income/expense (note 7)	39	42	11
Inmet litigation (note 24)	(16)	—	—
Interest expense (note 18)	(35)	(57)	(14)
Non-hedge derivative gains (losses) (note 10)	71	(32)	27
Impairment charge on goodwill (note 3)	(48)	—	—

Income before income taxes	235	228	286
Income tax (expense) recovery (note 8)	(89)	1	(15)

Net income for the year	$146	$229	$271

Earnings per share data (note 9):
Net income
Basic and diluted	$0.27	$0.42	$0.68

1.     Exclusive of amortization (note 6)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Barrick Gold Corporation
For the years ended December 31,
(in millions of United States dollars, CANADIAN GAAP basis)

	2003	2002	2001

OPERATING ACTIVITIES
Net income for the year	$146	$229	$271
Amortization	510	483	343
Changes in capitalized mining costs	37	29	17
Future income taxes (note 8)	35	(60)	(9)
Inmet litigation settlement (note 24)	(86)	—	—
(Gains) losses on sale of long-lived assets (note 7)	(29)	(8)	4
Impairment charge on goodwill (note 3)	48	—	—
Other items (note 11)	(78)	(21)	53

Net cash provided by operating activities	583	652	679

INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 4)	(384)	(291)	(549)
Sales proceeds	48	11	15
Purchase of investments	(55)	—	—
Increase in restricted cash	—	—	(24)
Business combinations and property acquisitions (note 3)	—	—	18
Change in short-term cash deposits	—	159	(157)

Net cash used in investing activities	(391)	(121)	(697)

FINANCING ACTIVITIES
Capital stock
Proceeds from shares issued on exercise of stock options	29	83	7
Repurchased for cash (note 21)	(154)	—	—
Long-term debt
Proceeds	—	—	49
Repayments	(23)	(25)	—
Dividends	(118)	(119)	(87)

Net cash used in financing activities	(266)	(61)	(31)

Net increase (decrease) in cash and equivalents	(74)	470	(49)
Cash and equivalents at beginning of year (note 11)	1,044	574	623

Cash and equivalents at end of year (note 11)	$970	$1,044	$574

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Barrick Gold Corporation
At December 31,
(in millions of United States dollars, CANADIAN GAAP basis)

	2003	2002

ASSETS
Current assets
Cash and equivalents (note 11)	$970	$1,044
Accounts receivable (note 13)	69	72
Inventories (note 13)	160	164
Other current assets (note 13)	57	12

	1,256	1,292
Investments (note 12)	89	47
Property, plant and equipment (note 14)	3,743	3,870
Capitalized mining costs (note 15)	235	272
Intangible assets (note 3)	683	724
Goodwill (note 3)	1,081	1,247
Other assets (note 16)	279	244

Total assets	$7,366	$7,696

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$245	$213
Other current liabilities (note 17)	119	225

	364	438
Long-term debt (note 18)	718	757
Other long-term obligations (note 19)	422	459
Future income tax liabilities (note 20)	366	446

Total liabilities	1,870	2,100

Shareholders’ equity
Capital stock (note 21)	4,988	5,040
Retained earnings	532	577
Cumulative foreign currency translation adjustments	(24)	(21)

Total shareholders’ equity	5,496	5,596

Contingencies and commitments (note 24)

Total liabilities and shareholders’ equity	$7,366	$7,696

     The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Barrick Gold Corporation
For the years ended December 31,
(in millions of United States dollars, CANADIAN GAAP basis)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	2003	2002	2001

Common shares (number in millions)
At January 1	542	536	396
Issued for cash/on exercise of stock options	2	6	—
Repurchased for cash (note 21B)	(9)	—	—
In full consideration for all outstanding shares of Homestake Mining Company (note 3)	—	—	140

At December 31	535	542	536

Common shares
At January 1	$5,040	$4,954	$2,715
Issued for cash/on exercise of stock options	29	86	7
Repurchased for cash (note 21B)	(81)	—	—
In full consideration for all outstanding shares of Homestake Mining Company (note 3)	—	—	2,232

At December 31	$4,988	$5,040	$4,954

Retained earnings
At January 1	$577	$467	$283
Net income	146	229	271
Repurchase of common shares (note 21B)	(73)	—	—
Dividends (note 21D)	(118)	(119)	(87)

At December 31	$532	$577	$467

Cumulative foreign currency translation adjustments	$(24)	$(21)	$—

Total shareholders’ equity at December 31	$5,496	$5,596	$5,421

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

Barrick Gold Corporation
Tabular dollar amounts in millions of United States dollars, unless otherwise shown.
References to C$ and A$ are to Canadian and Australian dollars, respectively.

1 > NATURE OF OPERATIONS

Barrick Gold Corporation (“Barrick” or the “Company”) engages in the production and sale of gold, including related mining activities such as exploration, development, mining and processing. Our operations are mainly located in the United States, Canada, Australia, Peru, Tanzania, Chile and Argentina. They require specialized facilities and technology, and we rely on those facilities to support our production levels. The market price of gold, quantities of gold mineral reserves and future gold production levels, future cash operating costs, foreign currency exchange rates, market interest rates and the level of exploration expenditures are some of the things that could materially affect our operating cash flow and profitability. Due to the global nature of our operations we are also affected by government regulations, political risk and the interpretation of taxation laws and regulations. We seek to mitigate these risks, and in particular we use derivative instruments as part of a risk management program that seeks to mitigate the effect of volatility in commodity prices, interest rates and foreign currency exchange rates (refer to note 10). Many of the factors affecting these risks are beyond our control and their effects could materially impact our consolidated financial statements.

2 > SIGNIFICANT ACCOUNTING POLICIES

A Basis of presentation

The United States dollar is the principal currency of our operations. These consolidated financial statements are prepared under Canadian GAAP (in United States dollars) and included in our Proxy Statement that we file with various Canadian regulatory authorities. We prepare our primary consolidated financial statements in United States dollars and under United States generally accepted accounting principles (“US GAAP”). The US GAAP financial statements are filed with Canadian and US regulatory authorities. Summarized below are the accounting policies that we have adopted under Canadian GAAP and that we consider particularly significant. References to the Company in these financial statements relate to Barrick and its consolidated subsidiaries. We have reclassified certain prior-year amounts to conform with the current year presentation.

These consolidated financial statements include the accounts of Barrick and its subsidiaries. Intercompany transactions and balances are eliminated upon consolidation. We control our subsidiaries through existing majority voting interests. Our ownership interests in the Round Mountain, Hemlo and Kalgoorlie Mines are held through unincorporated joint venture agreements, under which we share joint control with our joint venture partners. Under long-standing practice for extractive industries, we include the assets, liabilities, revenues, expenses and cash flows of unincorporated joint ventures in our financial statements using the proportionate consolidation method.

The preparation of financial statements under Canadian GAAP requires us to make estimates and assumptions that affect:

➢	the reported amounts of assets and liabilities;

➢	disclosures of contingent assets and liabilities; and

➢	revenues and expenses recorded in each reporting period.

The most significant estimates and assumptions that affect our financial position and results of operations are those that use estimates of proven and probable gold reserves and non-reserve material expected to be converted into proven and probable reserves; future estimates of costs and expenses; and/or assumptions of future commodity prices, interest rates and foreign currency exchange rates. Such estimates and assumptions include:

➢	the values of assets and liabilities acquired in business combinations, as well as allocations of goodwill to reporting units;

➢	decisions as to whether exploration and mine development costs should be capitalized or expensed;

➢	assessments of whether property, plant and equipment, ore in stockpiles, capitalized mining costs, intangible assets and goodwill may be impaired;

➢	assessments of our ability to realize the benefits of future income tax assets;

➢	the useful lives of long-lived assets and the rate at which we record amortization in earnings;

➢	costs associated with reclamation and closure of mining properties;

➢	remediation costs for inactive properties;

➢	the timing and amounts of forecasted future expenditures that represent the hedged items underlying hedging relationships for our cash flow hedge contracts;

➢	the estimated fair values of derivative instruments;

➢	the value of slow-moving and obsolete inventories (which are stated at the lower of average cost and net realizable value); and

➢	assessments of the likelihood and amounts of contingencies.

We regularly review the estimates and assumptions that affect our financial statements; however, what actually happens could differ from those estimates and assumptions.

B Accounting changes

Goodwill and other intangible assets

On January 1, 2002, we changed our accounting policy for goodwill and other intangible assets as required by CICA Handbook section 3062, Goodwill and Other Intangible Assets (“CICA 3062”). Under this new standard, goodwill and intangible assets with an indefinite life are no longer amortized to income over time, but tested for impairment on adoption of the standard and at least annually thereafter to ensure that the fair value remains greater than, or equal to, book value. Any excess of book value over fair value would be charged to income in the period in which the impairment is determined. In accordance with the requirements of CICA 3062, we adopted this new accounting standard prospectively, and amounts presented for prior periods were not restated.

Stock-based compensation

Effective January 1, 2002, we adopted the new recommendations for accounting for stock-based compensation as required by CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”). CICA 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. The recommendations of CICA 3870 are generally applied prospectively to awards granted on or after the date of adoption except that retroactive application, without restatement, is required for outstanding awards at January 1, 2002 where the awards call for settlement in cash or other assets, or for stock appreciation rights that call for settlement by the issuance of equity instruments.

As permitted by CICA 3870, we have elected not to apply fair value accounting and to measure compensation cost using the intrinsic value method for awards of stock options awarded to employees under our stock-based compensation plan. Accordingly, no compensation cost is recognized for our stock options when the exercise price is equal to the market price on the date of grant. Entities that do not apply the fair value based method of accounting are required to disclose for each period, for which an income statement is provided, the pro forma net income and net income per share, as if the fair value based accounting method had been used to account for stock-based compensation cost. Details of pro forma net income and net income per share are set out in note 22A.

Under CICA 3870, awards under our Restricted Stock Unit plan (the “RSU plan”) are required to be accounted for based on their fair value, which is consistent with our existing accounting policy for these awards.

The following table identifies certain changes in accounting estimates that we have made in each year and the effect such changes had on earnings for that year.

Effect of various accounting changes on earnings

For the years ended December 31 ($ millions except per share amounts)	2003		2002	2001
Changes in estimates recorded in earnings (excluding related tax effects for non-tax items)
Pension costs actuarial assumptions (note 23E)
Earnings (decrease)		$(2)	—	—
Per share	$	nil	—	—
Future tax valuation allowances and outcome of tax uncertainties (note 8)
Earnings (decrease) increase		$(42)	$19	$(37)
Per share		$(0.08)	$0.04	$(0.09)
Reclamation and closure costs (note 19A)
Earnings (decrease)		$(17)	—	—
Per share		$(0.03)	—	—

Total earnings effect
Earnings (decrease) increase		$(61)	$19	$(37)
Per share		$(0.11)	$0.04	$(0.09)

C Foreign currency translation

The functional currency of all our operations is the United States dollar (“the US dollar”). We re-measure balances into US dollars as follows:

➢	non-monetary assets and liabilities using historical rates;

➢	monetary assets and liabilities using period-end exchange rates; and

➢	income and expenses using average exchange rates, except for expenses related to assets and liabilities re-measured at historical exchange rates.

Gains and losses arising from re-measurement of foreign currency financial statements into US dollars, and from foreign currency transactions, are recorded in earnings.

In 2003, various changes in economic facts and circumstances led us to conclude that the functional currency of our Argentinean operations was the United States dollar and not the Argentinean Peso. These changes included the completion of the Veladero mine feasibility study, the denomination of selling prices for production and US dollar-based expenditures.

D Other significant accounting policies

	Note	Page
Business combinations	3	37
Goodwill and intangible assets	3	37
Segment information	4	38
Revenue recognition and sales contracts	5	40
Cost of sales and other operating expenses	6	41
Other income/expense	7	42
Income taxes	8	42
Earnings per share	9	43
Derivative instruments	10	43
Cash and equivalents	11	46
Investments	12	47
Accounts receivable, inventories and other current assets	13	48
Property, plant and equipment	14	48
Capitalized Mining Costs	15	50
Other assets	16	50
Other current liabilities	17	51
Long-term debt	18	51
Reclamation and closure costs	19	52
Other post-retirement benefits	19	52
Future income taxes	20	53
Capital stock	21	54
Stock options	22	55
Restricted stock units	22	57
Pension plans	23	58
Contingencies	24	60
Fair value of financial instruments	25	62
Joint ventures	26	63

3 > BUSINESS COMBINATIONS

Homestake Mining Company

On December 14, 2001, a wholly-owned subsidiary of Barrick acquired Homestake Mining Company (“Homestake”). Homestake was a global gold mining company with its primary operations in the United States, Australia, Canada and Argentina. Under the terms of the agreement, approximately 140 million shares of Barrick common stock were issued in exchange for all of the outstanding shares of Homestake common shares based upon an exchange ratio of 0.53:1. The acquisition has been accounted for as a purchase for Canadian GAAP purposes, with the results of Homestake’s operation included in the consolidated financial statements effective December 31, 2001. Under Canadian GAAP, the method of accounting used for business combinations depends upon whether or not one of the combining companies can be identified as an acquirer. In the Barrick/Homestake combination, where voting shares were exchanged to effect the combination, factors relating to control over the resultant combined company must be considered. A company whose shareholders (as a group) hold more than 50% of the voting shares of the combined company will normally be identified as the acquirer. In this case, the Barrick shareholders (as a group) held in excess of 70% of the voting shares of the combined company and Barrick was therefore identified as the acquirer. Accordingly, the combination has been accounted for as a purchase for Canadian GAAP purposes.

The aggregate purchase price was $2,250 million comprising common stock of $2,220 million and the fair value of stock options issued to Homestake employees of $30 million. In addition, we incurred $18 million in share issue costs, which have been offset against capital stock. The value of the 140 million common shares issued was determined based on the average market price of our common shares over the five-day period before and after the terms of the acquisition were agreed to and announced.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. Current assets include cash and equivalents of $36 million. Accounts payable and accrued liabilities include termination and restructuring costs of $65 million.

Current assets	$205
Property, plant and equipment	687
Other long term assets	144
Intangible assets	757
Goodwill	1,247

Total assets acquired	$3,040

Current liabilities	(202)
Long-term debt	(74)
Future income taxes	(215)
Other long term obligations	(299)

Total liabilities assumed	$(790)

Net assets acquired	$2,250

During 2002 we finalized the valuations of tangible and intangible assets acquired, as well as the allocation of goodwill to reporting units.

We allocated goodwill to reporting units by preparing estimates of the fair value of the entire reporting unit and comparing this amount to the fair value of assets and liabilities (including intangibles) in the reporting unit. The difference represents the amount of goodwill allocated to each reporting unit. Details of allocations of goodwill to operating segments are as follows:

At December 31	2003	2002
Kalgoorlie	$239	$262
Pascua-Lama	229	251
Veladero	141	154
Cowal	138	186
Hemlo	100	109
Plutonic	113	130
Eskay Creek	25	27
Round Mountain	12	25
Other	84	103

	$1,081	$1,247

In 2003, we released certain future income tax valuation allowances totaling $118 million that were originally recorded as part of the fair value of assets and liabilities acquired at the date of acquisition of Homestake. The amounts released have been recorded as a reduction of goodwill.

We test goodwill for impairment annually in the fourth quarter of our fiscal year. This impairment assessment involves estimating the fair value of each reporting unit that includes goodwill. We compare this fair value to the total carrying amount of each reporting unit (including goodwill). If the fair value exceeds this carrying amount, we consider that goodwill is not impaired. If the fair value is less than this carrying amount, then we estimate the fair values of all identifiable assets and liabilities in the reporting unit, and compare this net fair value of assets less liabilities to the estimated fair value of the entire reporting unit. The difference represents the fair value of goodwill, and if necessary, we reduce the carrying amount of goodwill to this fair value. In 2003, our goodwill impairment test resulted in a write down of goodwill of $48 million, relating to our Cowal property. We do not expect any of the acquired goodwill to be deductible for income tax purposes.

Details of acquired intangible assets are as follows:

	As at December 31, 2003		As at December 31, 2002
	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
Mining rights for proven and probable resources	$570	$74	$533	$33
Mining rights for mineralized material	187	—	224	—

Total	$757	$74	$757	$33

Amortization of intangible assets

We amortize the carrying amounts of mining rights for proven and probable reserves as gold is produced using the units of production method based on the estimated recoverable ounces in proven and probable reserves. Amortization of the carrying amounts of mining rights for mineralized material commences when the mineralized material is converted into proven and probable reserves.

Impairment assessments for intangible assets

We review and test the carrying amounts of intangible assets for impairment in accordance with the policy described in note 14C for property, plant and equipment.

4 > SEGMENT INFORMATION

We operate in the gold mining industry and our operations are managed on a regional basis. Our three primary regions are North America, Australia/Africa, and South America, which includes Peru, Chile and Argentina. In 2003, we changed the composition of our reportable segments by the addition of our development projects. We also changed our determination of which costs are charged to segments. Prior periods have been restated to conform to the current presentation. Financial information on all our individual mines and development projects is reviewed regularly by our chief operating decision maker, and accordingly our definition of a business segment includes each of our operating mines and development projects. Our development projects are not presently generating revenue and therefore there is no segment income/loss as all costs are being capitalized. Our “other operating mines” segment includes mainly operations which have been, or are being, closed.

Income statement information

							Segment income (loss)
	Gold sales			Total cash production costs[1]			before income taxes
For the years ended December 31	2003	2002	2001	2003	2002	2001	2003	2002	2001
Operating mines:
Goldstrike	$801	$669	$806	$531	$437	$467	$131	$117	$201
Pierina	327	300	320	76	71	38	90	77	107
Bulyanhulu	107	132	85	73	78	35	(9)	8	33
Kalgoorlie	151	123	—	87	85	—	46	22	—
Eskay Creek	128	120	—	18	21	—	70	58	—
Hemlo	97	96	—	60	62	—	24	22	—
Plutonic	118	104	—	62	59	—	41	30	—
Round Mountain	137	131	—	68	83	—	44	24	—
Other operating mines	140	272	113	78	153	76	33	83	27

Segment total	$2,006	$1,947	$1,324	$1053	$1,049	$616	$470	$441	$368

1. Includes cost of sales, by-product revenues, royalty expenses and production taxes (note 6). Excludes other reclamation and closure costs, and amortization.

Asset information

	Segment assets		Amortization			Segment capital expenditures
For the years ended December 31	2003	2002	2003	2002	2001	2003	2002	2001
Operating mines:
Goldstrike	$1,558	$1,677	$139	$115	$138	$51	$46	$257
Pierina	333	471	161	152	175	17	5	12
Bulyanhulu	863	866	43	46	17	36	56	153
Kalgoorlie	538	552	18	16	—	14	14	—
Eskay Creek	231	276	40	41	—	5	8	—
Hemlo	202	214	13	12	—	10	6	—
Plutonic	328	302	15	15	—	44	20	—
Round Mountain	112	136	25	24	—	6	8	—
Other operating mines	352	452	29	36	10	29	49	10
Development projects:
Veladero	420	347	—	—	—	91	20	—
Cowal	295	319	—	—	—	24	13	—
Pascua-Lama	720	726	—	—	—	9	11	83
Alto Chicama	70	34	—	—	—	36	29	—

Segment total	$6,062	6,372	$483	$457	$340	$372	$285	$515
Cash and equivalents	970	1,044	—	—	—	—	—	—
Other items outside operating segments	334	280	27	26	3	12	6	34

Enterprise total	$7,366	$7,696	$510	$483	$343	$384	$291	$549

Geographic information

	Assets		Gold sales
For the years ended December 31	2003	2002	2003	2002	2001
United States	$2,115	$2,190	$956	$895	$806
Peru	717	687	327	300	320
Australia	1,463	1,474	359	314	—
Canada	643	598	257	296	83
Tanzania	928	921	107	132	85
Chile/Argentina	1,125	1,016	—	10	30
Other	375	810	—	—	—

	$7,366	$7,696	$2,006	$1,947	$1,324

Reconciliation of segment income to enterprise net income

For the years ended December 31	2003	2002	2001
Segment income	$470	$441	$368
Reclamation, closure and other costs	(54)	(24)	(17)
Amortization outside operating segments	(27)	(26)	(3)
Exploration and business development costs	(84)	(52)	(40)
Administration	(81)	(64)	(46)
Other income/expense	39	42	11
Interest expense	(35)	(57)	(14)
Non-hedge derivative gains (losses)	71	(32)	27
Income tax (expense) recovery	(89)	1	(15)
Impairment charge on goodwill	(48)	—	—
Inmet litigation	(16)	—	—

Net income	$146	$229	$271

5 > REVENUE RECOGNITION AND SALES CONTRACTS

We recognize revenue from the sale of gold and by-products when the following conditions are met:

➢	persuasive evidence of an arrangement exists;

➢	delivery has occurred under the terms of the arrangement;

➢	the price is fixed or determinable; and

➢	collectability is reasonably assured.

For gold and silver bullion sold under forward sales contracts or in the spot market, we consider that delivery has occurred on transfer of title to the gold or silver to counterparties. Revenue from the sale of by-products such as silver is credited against cost of sales and other operating expenses.

Concentrate sales contracts

Our Eskay Creek and Bulyanhulu mines produce ore and concentrate containing both gold and silver. Under the terms of our sales contracts with third-party smelters final gold and silver prices are set on a specified future date after the shipment date based on spot market metal prices. We record revenues under these contracts based on the forward gold and silver prices at the time of shipment, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in embedded derivatives, because of the difference between the recorded one-month forward price and the final settlement price. These embedded derivatives are adjusted to fair value through revenue each period until the date of final gold and silver pricing.

Forward gold sales contracts

We have fixed-price forward gold sales contracts with various counterparties for 15.5 million ounces of future gold production. The terms of the contracts are governed by master trading agreements that we have in place with the counterparties to the contracts. The contracts have final delivery dates primarily over the next 10 years, but we have the right to settle these contracts at any time over these periods. Contract prices are established at inception through to an interim date. Based on the contractual terms of the fixed-price contracts and current spot and forward gold market prices, the average price that would be realized if all production in the next three years was used to deliver into these contracts would be $309 per ounce. If we do not deliver at this interim date, a new interim date is set. The price for the new interim date is determined in accordance with the master trading agreements which have contractually agreed price adjustment mechanisms based on the market gold price. The master trading agreements have both fixed and floating price mechanisms. The fixed price mechanism represents the market price at the start date (or previous interim date) of the contract plus a premium based on the difference between the forward price of gold and the current market price of gold. For the majority of fixed-price forward gold sales contracts, selling prices are fixed through 2006. If at an interim date we opt for a floating price, the floating price represents the spot market price of gold plus or minus the difference between the previously fixed price and the market gold price at that interim date. In addition to the fixed-price forward gold sales contracts, we have floating-price forward gold sales contracts under which we are committed to deliver 0.5 million ounces of gold over the next 10 years at prices that will be based on the prevailing spot price. Forward gold market prices are principally influenced by the current market price of gold, gold lease rates and US dollar interest rates. The final realized selling price under a contract will depend on the timing of the actual future delivery date, the market price of gold at the start of the contract and the actual amount of the premium of the forward price of gold over the spot price of gold for the periods that fixed selling prices are set.

We use gold lease rate swap contracts to manage our gold lease rate exposure. Based on the fact that historical short-term gold lease rates have been lower than longer-term gold lease rates, and because fixed price forward gold sales contracts have fixed gold lease rates, we have used these gold lease rate swap contracts to economically achieve a more optimal term structure for gold lease costs. Under these swaps we receive a fixed gold lease rate, and pay a floating gold lease rate, on a notional 3.3 million ounces of gold spread from 2004 to 2013. The swaps are associated with forward gold sales contracts with expected delivery dates beyond 2006. These lease rate swap contracts are accounted for as non-hedge derivatives (note 10).

Major customers

The largest single counterparty as of December 31, 2003 made up 12% of the ounces of outstanding forward gold sales contracts.

Forward silver sales contracts

Forward silver sales contracts have similar delivery terms and pricing mechanisms as forward gold sales contracts. At December 31, 2003, we had fixed-price commitments to deliver 22.3 million ounces of silver over periods primarily of up to 10 years at an average price of $5.24 per ounce.

6 > COST OF SALES AND OTHER OPERATING EXPENSES

For the years ended December 31	2003	2002	2001
Cost of sales[1]	$1,102	$1,126	$628
By-product revenues (note 5)	(114)	(119)	(40)
Royalty expenses	50	37	25
Production taxes	15	5	3
Reclamation, closure and other costs (note 19)	54	24	17

	$1,107	$1,073	$633

1.	Cost of sales includes all costs that are capitalized to inventory, except for amortization of property, plant and equipment. The amount of amortization capitalized to inventory, but excluded from cost of sales was $497 million in 2003; $493 million in 2002; and $477 million in 2001.

Royalty expenses

Certain of our properties are subject to royalty obligations based on mineral production at the properties. The most significant royalties are at the Goldstrike and Bulyanhulu mines and the Pascua-Lama and Veladero projects. The primary type of royalty obligation is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Most Goldstrike production is subject to an NSR or net profits interest (NPI) royalty. The highest Goldstrike royalties are a 5% NSR and a 6% NPI royalty. Bulyanhulu is subject to an NSR-type royalty of 3%. Pascua-Lama gold production from the areas located in Chile is subject to a gross proceeds sliding scale royalty, ranging from 1.5% to 10%, and a 2% NSR on copper production. For areas located in Argentina, Pascua-Lama is subject to a 3% NSR on extraction of all gold, silver, and other ores. Production at Veladero is subject to a 3.75% NSR on extraction of all gold, silver and other ores.

7 > OTHER INCOME/EXPENSE

For the years ended December 31	2003	2002	2001
Interest income	$34	$30	$26
Gains (losses) on sale of long-lived assets[1]	29	8	(4)
Foreign currency translation gains (losses)	2	1	(8)
Gains (losses) on investments (note 12)	(12)	(4)	2
Other items	(14)	7	(5)

	$39	$42	$11

1. In 2003 we sold various assets, including the East Malartic Mill and Bousquet mine in Canada.

8 > INCOME TAXES

Income tax (expense) recovery

For the years ended December 31	2003	2002	2001
Current
Canada	$(40)	$(44)	$(4)
Foreign	(14)	(15)	(20)

	$(54)	$(59)	$(24)

Future
Canada	$54	$58	$33
Foreign	(89)	2	(24)

	$(35)	$60	$9

	$(89)	$1	$(15)

Reconciliation to the Canadian federal statutory rate

For the years ended December 31	2003	2002	2001
Income tax expense based on statutory rate of 38%	$(89)	$(87)	$(102)
(Increase) decrease resulting from:
Resource and depletion allowances[1]	17	12	4
Earnings in foreign jurisdictions at different tax rates[1]	46	67	97
Non-deductible goodwill impairment	(18)	—	—
Other non-deductible expenses	(12)	(9)	(18)
Change in valuation allowances	(42)	(3)	(37)
Outcome of income tax uncertainties[2]	—	22	—
Other items	9	(1)	41

Income tax (expense) recovery	$(89)	$1	$(15)

1.	We operate in a specialized industry and in several tax jurisdictions. Our income is subject to varying rates of taxation, and we are able to claim certain allowances and deductions unique to extractive industries that result in a lower effective tax rate.

2.	In 2002, we recorded a credit of $22 million reflecting the net impact of tax planning completed in the period and the outcome of certain tax uncertainties.

Temporary differences and their tax effects

For the years ended December 31	2003	2002	2001
Amortization	$15	$23	$(20)
Reclamation costs	(9)	(4)	(6)
Net operating losses	(52)	22	35
Other	11	19	—

	$(35)	$60	$9

9 > EARNINGS PER SHARE

For the years ended December 31, ($ millions, except shares in millions and per share amounts)	2003	2002	2001
Income available to common stockholders	$146	$229	$271
Effect of dilutive stock options	—	—	—

Income available to common stockholders and on assumed conversions	$146	$229	$271

Weighted average shares outstanding – basic	539	541	396
Effect of dilutive stock options	—	—	1

Weighted average shares outstanding and on assumed conversions	539	541	397

Earnings per share
Basic and diluted	$0.27	$0.42	$0.68

We compute basic earnings per share by dividing net income or loss (the numerator) by the weighted-average number of outstanding common shares for the period (the denominator). In computing diluted earnings per share, an adjustment is made for the dilutive effect of outstanding stock options

10 > DERIVATIVE INSTRUMENTS

A Use of derivative instruments

We use derivative instruments to mitigate the effects of certain risks that are inherent in our business, and also to take advantage of opportunities to secure attractive pricing for commodities, currencies and interest rates. The inherent risks that we most often attempt to mitigate by the use of derivative instruments occur from changes in commodity prices (gold and silver), interest rates and foreign currency exchange rates. Because we produce gold and silver, incur costs in foreign currencies, and invest and borrow in US dollars and are therefore subject to US interest rates, our derivative instruments cover natural underlying asset or liability positions. The purpose of the hedging elements of our derivative program is so that changes in the values of cash flows from hedged items are offset by equivalent changes in the values of derivative instruments. We do not hold derivatives for the purpose of speculation; our risk management programs are designed to enable us to plan our business effectively and, where possible, mitigate adverse effects of future movements in gold and silver prices, interest rates and foreign currency exchange rates.

The main types of derivatives we use are:

Forward gold and silver sales contracts: These contracts provide for the sale of future gold production in fixed quantities with delivery dates at our discretion over a period of up to 15 years (refer to note 5 for more information relating to our sales contracts).

Interest rate swaps: These instruments are used to counteract the volatility of variable short-term interest rates by substituting fixed interest rates over longer terms on cash and short-term investments. We also use interest rate swaps to swap our interest due on long-term debt obligation from fixed to floating, to take advantage of the present low interest-rate environment.

Foreign currency contracts: These instruments are used for the cash flows at our operating mines and development projects from forecasted expenditures denominated in Canadian and Australian dollars to insulate them from currency fluctuations.

Gold lease rate swap contracts: These contracts are used to manage the fixed gold lease rate element of fixed-price forward gold sales contracts and to take advantage of lower short-term gold lease rates (refer to note 5).

We mainly use over-the-counter (“OTC”) derivative contracts. Using privately negotiated master trading agreements with our counterparties, we are, in many cases, able to secure more favorable terms than if we used exchange-traded derivative instruments. We have been able to negotiate these master trading agreements due to our credit standing and the quality and long-life nature of our mines and gold mineral reserves. We value derivative instruments using pricing inputs that are readily available from independent sources. The fair value of the contracts is mainly affected by, among other things, changes in commodity prices, interest rates, gold lease rates and foreign currency exchange rates. Our use of these contracts is based on established practices and parameters, which are subject to the oversight of the Finance Committee of the Board of Directors. We also maintain a separate compliance function to independently monitor our hedging and financial risk management activities and segregate the duties of personnel responsible for entering into transactions from those responsible for recording transactions.

B Accounting for derivative instruments and hedging activities

Our forward gold and silver contracts are accounted for as executory sales contracts, as such we apply our normal revenue recognition principles to these contracts, which results in recognition of proceeds from the contracts as revenue at the date of physical delivery.

On the date we enter into a derivative contract, we designate the derivative as either:

➢	A fair value hedge of a recognized asset or liability;

➢	a cash flow hedge of either a forecasted transaction or the variability of cash flows associated with a recognized asset or liability;

➢	a foreign currency cash flow hedge of forecasted transactions; or

➢	an instrument that does not qualify for hedge accounting treatment (“non-hedge derivatives”).

Fair value hedges of recognized assets or liabilities: we record in earnings the net interest income/expense accrued on an interest rate derivative as an adjustment to the yield of the item being hedged over the term of the derivative.

Derivatives that qualify as cash-flow hedges: we record the fair value of the derivative in earnings at the same time as the forecasted transaction.

Interest-rate swaps designated as hedges of future interest receipts arising on our cash and short-term investments: gains and losses on the derivatives are recorded when the related interest receipts are recorded in earnings.

Non-hedge derivatives: Changes in fair value are recorded in earnings as they occur.

All cash flows relating to derivative instruments are included under operating cash flows.

We formally document all relationships between hedge derivative instruments and the items they are hedging, as well as the risk-management goals and strategy for entering into hedge transactions. This documentation includes linking all derivatives designated as fair-value, cash flow, or foreign-currency hedges to either specific assets and liabilities in the balance sheet, specific firm commitments or specific forecasted transactions. For these documented relationships, we formally assess (both at the start of the hedge and on an ongoing basis) whether the derivatives used in hedging transactions are highly effective in offsetting changes in the fair value or cash flows of hedged items, and whether those derivatives are expected to remain highly effective in the future. If it is clear that a derivative is not highly effective as a hedge, we stop hedge accounting prospectively.

Other circumstances under which we stop hedge accounting prospectively include:

➢	a derivative expires or is sold, terminated, or exercised;

➢	it is no longer probable that the forecasted transaction will occur; or

➢	if we decide to remove the designation as a hedge from a derivative.

If it is clear that a forecasted transaction will not occur by the originally specified time frame, or within a further two-month period, gains and losses are recognized at once in earnings. In all situations in which hedge accounting stops and a derivative remains outstanding, future changes in its fair value are recognized in earnings as they occur.

C Derivative instruments outstanding as at December 31, 2003

Maturity	2004	2005	2006	2007	2008+	Total
Written silver call options
Ounces (thousands)	5,000	2,000	—	—	—	7,000
Average exercise price per ounce	$6.04	$5.00	—	—	—	$5.74

Interest rate contracts
Receive-fixed swaps
Notional amount (millions)	$50	—	$100	$575	$275	$1,000
Fixed rate (%)	3.6%	—	3.0%	3.5%	4.0%	3.6%
Pay-fixed swaps
Notional amount (millions)	—	—	—	—	$324	$324
Fixed rate (%)	—	—	—	—	5.7%	5.7%

Net notional position	$50	—	$100	$575	$(49)	$676

Foreign currency contracts
Canadian dollar forwards
C$ (millions)	$442	$329	$145	$96	$22	$1,034
Average price (US$)	0.68	0.67	0.72	0.67	0.68	0.68
Australian dollar forwards
A$ (millions)	$591	$440	$193	$139	$19	$1,382
Average price (US$)	0.57	0.58	0.55	0.58	0.53	0.57
Australian dollar min-max contracts
A$ (millions)	$20	$10	$10	—	—	$40
Average cap price (US$)	0.53	0.52	0.52	—	—	0.53
Average floor price (US$)	0.52	0.51	0.51	—	—	0.52
Fuel contracts
Barrels WTI (thousands)	360	180	—	—	—	540
Cap	$30	$30	—	—	—	$30
Floor	$23	$22	—	—	—	$23

Classification of interest rate and foreign currency contracts

At December 31, 2003	Cash flow hedge	Fair value hedge	Non- hedge	Total
Interest rate contracts
Receive-fixed swaps on cash balances	$650	—	—	$650
Receive-fixed swaps on debentures	—	$350	—	$350
Pay-fixed swaps on Bulyanhulu project financing	$174	—	—	$174
Pay-fixed swaps on lease rate swaps	—	—	$150	$150
Foreign currency contracts
Canadian dollar contracts	$1,012	—	$22	$1,034
Australian dollar contracts	$1,279	—	$143	$1,422

We also held gold lease rate swaps at December 31, 2003 that are based on a notional amount of 3.3 million ounces of gold spread from 2004 to 2013 (see note 5). These contracts are classified as non-hedge derivatives.

D Non-hedge derivative gains (losses)

For the years ended December 31	2003	2002	2001
Commodity contracts	$3	$(2)	$51
Currency contracts	17	—	(15)
Interest and lease rate contracts	32	(30)	(9)
Hedge ineffectiveness recorded in earnings	19	—	—

	$71	$(32)	$27

E Derivative instrument risks

By using derivative instruments, we expose ourselves to various financial risks. Market risk is the risk that the fair value of a derivative instrument might be adversely affected by a change in commodity prices, interest rates, gold lease rates, or currency exchange rates, and that this in turn affects our financial condition. We manage market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. We mitigate this risk by establishing trading agreements with counterparties under which we are not required to post any collateral or make any margin calls on our derivative instruments. Our counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

Credit risk is the risk that a counterparty might fail to fulfill its performance obligations under the terms of a derivative contract. When the fair value of a derivative contract is positive, this indicates that the counterparty owes us, thus creating a repayment risk for us. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, we assume no repayment risk. We minimize our credit (or repayment) risk in derivative instruments by:

➢	entering into transactions with high-quality counterparties whose credit ratings are generally “AA” or higher;

➢	limiting the amount of exposure to each counterparty; and

➢	monitoring the financial condition of counterparties

When we have more than one outstanding derivative transaction with the same counterparty, and we also have a legally enforceable master netting agreement with that counterparty, the net credit exposure represents the net of the positive and negative exposures between the applicable Barrick entity and that counterparty for similar types of derivative instruments. When there is a net negative exposure, we regard the credit exposure of a Barrick entity to the counterparty as being zero. The net mark-to-market position with a particular counterparty represents a reasonable measure of credit risk when there is a legally enforceable master netting agreement (i.e., a legal right to a setoff of receivable and payable derivative contracts) between ourselves and that counterparty. Our policy is to use master netting agreements with all counterparties.

Market liquidity risk is the risk that a derivative position cannot be eliminated quickly, by either liquidating derivative instruments or by establishing an offsetting position. Under the terms of our trading agreements with counterparties, the counterparties cannot require us to immediately settle outstanding contracts, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. We mitigate market liquidity risk by spreading out the maturity of our derivative instruments over time. This ensures that the size of positions maturing is such that for commodity contracts we are able to physically deliver gold and silver against the contracts, and for other contracts the relevant markets for currencies and interest rates will be able to absorb the contracts.

11 > CASH AND EQUIVALENTS

Cash and equivalents include cash, term deposits and treasury bills with original maturities of less than 90 days. We anticipate holding these cash balances for an extended period of time. We have entered into receive-fixed interest rate swaps with a total notional amount of $650 million that have been designated, and are effective, as cash flow hedges of expected future floating rate interest receipts. These swaps mature at various times from 2004 to 2007 (refer to note 10C).

Supplemental cash flow information

For the years ended December 31	2003	2002	2001
Components of other net operating activities
Add (deduct):
Reclamation cost accruals	$28	$15	$17
Foreign currency translation (gains) losses (note 7)	(2)	(1)	8
(Gains) losses on investments (note 7)	12	4	(2)
Amortization of deferred stock-based compensation (note 22B)	4	3	—
Non-hedge derivative (gains) losses (note 10)	(71)	32	(27)
Inmet litigation expense (note 24)	16	—	—
Changes in operating assets and liabilities:
Accounts receivable	3	(16)	(14)
Inventories	4	45	34
Accounts payable and accrued liabilities	13	(7)	117
Current income taxes accrued	54	59	36
Other assets and liabilities	31	17	(61)
Cash payments:
Merger and related costs	—	(50)	(13)
Reclamation and closure costs	(59)	(70)	(35)
Income taxes	(111)	(52)	(7)

Other net operating activities	$(78)	$(21)	$53

Cash payments included in operating activities:
Interest, net of amounts capitalized	$35	$57	$12

12 > INVESTMENTS

Debt and equity securities

At December 31,	2003		2002
	Carrying amount	Fair value	Carrying amount	Fair value
Pension and other defined plans:[1]
Fixed-income debt securities	$6	$6	$7	$7
Equity securities	18	26	29	23
Other investments:
Equity securities[2]	65	95	11	11

Total	$89	$127	$47	$41

1.	Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.

2.	Other investments mainly include an investment in Highland Gold that had a cost of $44 million and a fair value of $57 million at December 31, 2003.

Investments in debt and equity securities are recorded at cost. We record realized gains and losses in earnings as investments mature or on sale. For purposes of calculating realized gains and losses, we use the average cost of securities sold. We recognize in earnings all unrealized declines in value below cost judged to be other than temporary, which included losses of $11 million in 2003 (2002 — $nil; 2001 — $nil). During the three years ended December 31, total proceeds from the sale of investments were: 2003 — $7 million; 2002 — $64 million; and 2001 — $24 million.

Gains and losses on investments recorded in earnings

For the years ended December 31	2003	2002	2001
Realized
Gains	$—	$—	$2
Losses	(1)	(4)	—
Unrealized
Other than temporary losses	(11)	—	—

	$(12)	$(4)	$2

13 > ACCOUNTS RECEIVABLE, INVENTORIES AND OTHER CURRENT ASSETS

At December 31	2003	2002
Accounts receivable
Amounts due from customers	$26	$30
Taxes recoverable	10	12
Other	33	30

	$69	$72

Inventories
Gold in process and ore in stockpiles	$102	$105
Mine operating supplies	58	59

	$160	$164

Other current assets
Prepaid expenses	$14	$12
Derivative assets	43	—

	$57	$12

Inventories

We record gold in process, ore in stockpiles and mine operating supplies at average cost, less provisions required to reduce any obsolete or slow-moving inventory to its net realizable value. For gold in process and ore in stockpiles costs capitalized to inventory include: direct and indirect materials and consumables; direct labor; repairs and maintenance; utilities; amortization of capitalized mining costs; and local mine administrative expenses. By-product revenues, royalty expenses and production taxes are included in cost of sales and other operating expenses, but we do not capitalize these items into inventory. We capitalize amortization of mine property, plant and equipment into inventory, but we present this expense separately on the face of our income statement outside of cost of sales. The amount of mine amortization that is capitalized to inventory, but excluded from cost of sales, was $497 million in 2003; $493 million in 2002; and $477 million in 2001.

We classify material as ore in stockpiles when its grade exceeds the cut-off grade used in the determination of quantities of proven and probable reserves. We process ore in stockpiles under a life of mine plan that is intended to optimize use of our known mineral reserves, present plant capacity and pit design. Gold in process and ore in stockpiles excludes $64 million (2002 – $61 million) of stockpiled ore that we do not expect to process in the next 12 months. This amount is included in other assets. The market price of gold can affect the timing of processing of ore in stockpiles. Our Goldstrike property is the only one that has significant stockpiled ore. The stockpiles consist of two ore types: ore that will require autoclaving, and ore that will require roasting. Stockpiled ore is exposed to the elements, but we do not expect its condition to deteriorate significantly. Processing of roaster ore commenced on start up of the roaster facility in 2000. We are now processing ore from both the autoclave and roaster stockpiles. We expect to fully process the autoclave stockpile by 2009 and the roaster stockpile by 2016.

14 > PROPERTY, PLANT AND EQUIPMENT

At December 31	2003	2002
Property acquisition and mine development costs	$4,132	$4,085
Buildings, plant and equipment	1,727	1,793

	5,859	5,878
Accumulated amortization	(2,116)	(2,008)

	$3,743	$3,870

A Property acquisition and mine development costs

We capitalize payments for the acquisition of land and mineral rights. After acquisition, a number of factors affect the recoverability of the cost of land and mineral rights, particularly the results of exploration drilling. The length of time between the acquisition of land and mineral rights and when we undertake exploration work varies based on the prioritization of our exploration projects and the size of our exploration budget. When we establish the existence of proven and probable reserves, we allocate a portion of property acquisition costs to those reserves.

We capitalize mine development costs on our properties after proven and probable reserves have been found. We also capitalize costs for certain material that does not meet all the criteria required for classification as proven or probable reserves. Management’s determination as to whether the existence of non-reserve material should result in the capitalization of costs or the material should be included in the amortization and recoverability calculations is based on the existence of various factors, including, but not limited to: the existence and nature of known mineralization; the location of the property (for example, whether the presence of existing mines and ore bodies in the immediate vicinity increases the likelihood of development of a mine on the property); the existence of proven and probable reserves on the property; whether the ore body is an extension of an existing producing ore body on an adjacent property; the results of recent drilling on the property; and the existence of a feasibility study or other analysis to demonstrate that the ore is commercially recoverable. At December 31, 2003, property acquisition and mine development costs included various properties in the exploration or development stage that are not presently being amortized. Details of the carrying amounts for major properties and the years when we expect to put these properties into production and begin amortization are:

Property	Carrying amount at December 31, 2003	Expected timing of production start up
Veladero	$106	2005
Cowal	49	2006
Alto Chicama	70	2005
Pascua-Lama	452	2008
Exploration properties	241	—

Total	$918

We capitalize financing costs, including interest, relating to mine development costs while development or construction activities at the properties are in progress. Capitalization occurs without restriction to specific borrowings. We stop capitalizing financing costs when the asset or mine is substantially complete and ready for its intended use.

We start amortizing capitalized acquisition and mine development costs when production begins. Amortization is calculated using the units-of-production method based on the estimated recoverable ounces of gold in proven and probable reserves, and non-reserve material expected to be converted into proven and probable reserves.

Future underground development costs, which are significant, are necessary to enable us to physically gain access to our underground ore bodies, expected to be mined in some cases over the next 25 years. We amortize the aggregate total of historical capitalized costs and estimated future costs using the units of production method over total proven and probable gold mineral reserves, and non-reserve material expected to be converted into proven and probable reserves.

B Buildings, plant and equipment

We record buildings, plant and equipment at purchase or construction cost, including any capitalized financing costs. We amortize them, net of their residual value, using the straight-line method over their estimated useful lives. The longest estimated useful life for buildings and mill equipment is 25 years and for mine equipment is 15 years. We expense repairs and maintenance expenditures as incurred. We capitalize major improvements and replacements that increase productive capacity or extend the useful life of an asset, and amortize them over the remaining estimated useful life of the related asset.

C Impairment evaluations

We review and test the carrying amounts of our mineral properties and related buildings, plant and equipment when events or changes in circumstances suggest that the carrying amount may not be recoverable. If we have reason to suspect that an impairment may exist, we prepare estimates of future net cash flows that we expect to generate for the related asset or group of assets. Where there is a range of potential outcomes, we use a probability-weighted approach in the estimation of future net cash flows. We group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For our operating mines, we include all mine property, plant and equipment in one group at each mine for impairment testing purposes. For our development projects and exploration properties, we assess the carrying amount of each property separately on a property-by-property basis.

For our operating mines and development projects, the cash flow estimates are based on:

➢	estimated recoverable ounces of gold mainly representing proven and probable mineral reserves, and non-reserve material expected to be converted into mineral reserves;

➢	estimated future commodity prices (considering historical and current prices, price trends and related factors); and

➢	expected future operating costs, capital expenditures and unrecorded reclamation and closure expenditures.

Our estimates of production levels and operating costs are based on life of mine plans that are developed to model the expected cash flows from processing our known gold reserves, assuming current plant capacity and current operating costs, but excluding the impact of inflation. In our most recent impairment assessments we used a future average gold price assumption of $375 per ounce. We also assumed a US dollar foreign exchange rate of $0.67 against the Australian dollar, based on recent market forward currency exchange rates over the periods for which we are estimating future cash flows. We record a reduction of the assets or group of assets to their estimated net recoverable amount as a charge to earnings, if the estimated future net cash flows are less than the carrying amount.

15 > CAPITALIZED MINING COSTS

We charge most mine operating costs to inventory as incurred. However, we capitalize and amortize certain mining costs associated with open-pit deposits that have diverse ore grades and waste-to-ore ton ratios over the mine life. These mining costs arise from the removal of waste rock at our open-pit mines, and we commonly refer to them as “deferred stripping costs.” We charge to inventory amortization of amounts capitalized based on a “stripping ratio” using the units-of-production method. This accounting method results in the smoothing of these costs over the life of a mine. Instead of capitalizing these costs, some mining companies expense them as incurred, which may result in the reporting of greater volatility in period-to-period results of operations. If we followed a policy of expensing these costs as incurred, then using this alternative policy, our reported cost of sales would have been $37 million lower in 2003 (2002 – $29 million lower, 2001 – $17 million lower). Capitalized mining costs represent the excess of costs capitalized over amortization recorded, although it is possible that a liability could arise if cumulative amortization exceeds costs capitalized. The carrying amount of capitalized mining costs is grouped with related mining property, plant and equipment for impairment testing purposes.

Average stripping ratios1

For the year ended December 31	2003	2002	2001
Betze-Post (Goldstrike)	112:1	112:1	98:1
Pierina	48:1	48:1	21:1

1.	The stripping ratio is calculated as the ratio of total tons (ore and waste) of material to be moved compared to total recoverable proven and probable gold reserves.

The average remaining life of open-pit mine operations where we capitalize these types of mining costs is 8 years. The full amount of costs incurred will be expensed by the end of the mine lives.

16 > OTHER ASSETS

At December 31	2003	2002
Ore in stockpiles (note 13)	$64	$61
Taxes recoverable	52	35
Derivative assets	31	8
Future income tax assets (note 20)	59	45
Debt issue costs	11	11
Deferred stock-based compensation (note 22B)	6	5
Prepaid pension asset (note 23D)	—	7
Other	56	72

	$279	$244

17 > OTHER CURRENT LIABILITIES

At December 31	2003	2002
Reclamation and closure costs (note 19A)	$52	$34
Merger and related costs[1]	1	3
Inmet litigation (note 24)	—	58
Derivative liabilities (note 10)	—	1
Income taxes payable	1	53
Pension and other post-retirement benefits (notes 19 and 23)	5	9
Current part of long-term debt (note 18)	41	20
Deferred revenue	17	35
Other	2	12

	$119	$225

1.	In 2002, cash payments of merger and related costs totaled $50 million. Other amounts totaling $10 million were settled through pension plan benefit enhancements. Excess accruals totaling $2 million were recorded in 2002 earnings.

18 > LONG-TERM DEBT

At December 31	2003	2002
Debentures	$500	$500
Project financing – Bulyanhulu	174	194
Variable rate bonds	80	80
Capital leases	5	3

	759	777
Current part	(41)	(20)

	$718	$757

Interest expense

For the years ended December 31	2003	2002	2001
Interest incurred	$49	$59	$56
Less: capitalized	(14)	(2)	(42)

Interest expense	$35	$57	$14

A Debentures

On April 22, 1997, we issued $500 million of redeemable, non-convertible debentures. The debentures bear interest at 7.5% per annum, payable semi-annually, and mature on May 1, 2007. We entered into interest-rate swap contracts as a fair value hedge of our interest rate risk exposure on $350 million of the debentures, effectively converting them to floating-rate debt instruments (note 10). Under the swaps, we receive fixed-rate interest receipts at 7.5% in exchange for floating-rate interest payments of LIBOR plus a credit spread of 4.0%, which, in 2003, resulted in an effective rate of 6.1%.

B Project financing – Bulyanhulu

One of our wholly-owned subsidiaries, Kahama Mining Corporation Ltd. in Tanzania, has a limited-recourse amortizing loan for $174 million. We guaranteed the loan until completion, which occurred in March 2003. After completion, the loan became non-recourse. The loan is insured for political risks equally by branches of the Canadian government and the World Bank. The interest rate, inclusive of political risk insurance premiums, is LIBOR plus 2.6% before completion, and increased after completion to about LIBOR plus 3.6%. The effective interest rate for 2003, including amortization of debt-issue costs and political risk insurance, was 7.7% (2002 – 7.2%, 2001 – 7.3%). The effective interest rate includes payments made under a receive-floating, pay-fixed interest-rate swap which matches the loan principal over the term to repayment. Scheduled repayments for each of the next five years are: 2004 – $24 million, 2005 – $31 million, 2006 – $34 million, 2007 – $34 million, 2008 – $34 million, and 2009 – $17 million.

C Variable rate bonds

Certain of our wholly-owned subsidiaries have issued variable-rate, tax-exempt bonds of $17 million (due 2004), $25 million (due 2029) and $38 million (due 2032) for a total of $80 million. We pay interest monthly on the bonds based on variable short-term, tax-exempt obligation rates. The average interest rate for 2003 was 1.1% (2002 – 1.4%). No principal repayments are due until cancellation, redemption or maturity.

D Credit facilities

We have a credit and guarantee agreement with a group of banks (the “Lenders”), which requires the Lenders to make available to us a credit facility of up to $1 billion or the equivalent amount in Canadian currency. We extended the Credit Agreement on March 28, 2003 for one year from April 2007 to April 2008. The Credit Agreement, which is unsecured, matures in April 2008 and has an interest rate of LIBOR plus 0.27% to 0.35% when used, and an annual fee of 0.08%. We have not drawn any amounts under the Credit Agreement.

19 > OTHER LONG-TERM OBLIGATIONS

At December 31	2003	2002
Reclamation and closure costs	$185	$247
Pension benefits (note 23D)	41	48
Other post-retirement benefits	26	28
Derivative liabilities	31	—
Restricted stock units (note 22B)	10	7
Other	129	129

	$422	$459

A Reclamation and closure costs

Our mining, processing, exploration and development activities are subject to various government controls and regulations relating to protection of the environment, including requirements for the closure and reclamation of mining properties. We accrue estimates of future reclamation and closure costs at active mines over the life of the mines as revenue is recognized. Each period we expense an amount calculated using the units-of-production method based on the latest estimates of future reclamation and closure costs and recoverable ounces of gold contained in proven and probable reserves. After the closure we record changes in estimates of reclamation and closure costs in earnings at the time of revision. At December 31, 2003 accrued costs at inactive mines totaled $124 million (2002 – $169 million).

Estimates of reclamation and closure costs reflect:

➢	work that is required under applicable laws and regulations

➢	obligations under existing permits; and

➢	where applicable, government mandated assumptions and methodologies.

B Other post-retirement benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. We use the corridor approach in the accounting for post-retirement benefits, under which all actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are deferred. We amortize the deferred amounts when the net gains or losses exceed 10% of the accumulated post-retirement benefit obligation at the beginning of the year. The amortization period is the average remaining life expectancy of participants. For 2003, we recorded a benefit expense of $nil (2002 – $nil, 2001 – $2 million credit).

We have assumed a health care cost trend of 6.5% in 2003, 7% in 2002 and 7.5% in 2001, decreasing ratability to 5% in 2006 and thereafter. The assumed health care cost trend had a minimal effect on the amounts reported. A one percentage point change in the assumed health care cost trend rate at December 31, 2003 would have increased the post-retirement benefit obligation by $3 million or decreased the post-retirement benefit obligation by $2 million and would have had no significant effect on the benefit expense for 2003.

Expected future benefit payments

For the year ending December 31
2004	$2
2005	2
2006	2
2007	2
2008	2
2009 - 2013	8

20 > FUTURE INCOME TAXES

Net future income tax liabilities

At December 31	2003	2002[1]
Assets
Operating loss carry forwards	$398	$389
Reclamation and closure costs	74	75
Property, plant and equipment	16	50
Post-retirement benefit plan obligations	21	46
Alternative minimum tax credit carry forwards	120	110
Other	64	40

Gross future tax assets	693	710
Valuation allowances	(402)	(393)

Net future tax assets	291	317
Liabilities
Property, plant and equipment	(598)	(718)

	$(307)	$(401)

Net future income tax liabilities consist of:
Non-current assets (note 16)	59	45
Non-current liabilities	(366)	(446)

	$(307)	$(401)

1.	Reclassified to conform with current presentation.

A Recognition and measurement

We recognize future income tax assets and liabilities for the future tax consequences of temporary differences between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. We measure future income tax assets and liabilities using enacted rates that apply to the years when we expect to recover or settle the temporary differences. Our income tax expense or recovery includes the effects of changes in our future income tax assets and liabilities. We reduce future income tax assets by a valuation allowance if we decide it is more likely than not that some or all of the assets will not be realized. We measure and recognize future income tax assets and liabilities based on: our interpretation of relevant tax legislation; our tax planning strategies; estimates of the tax bases of individual assets and liabilities; and the deductibility of expenditures for income tax purposes. We will recognize the effects of changes in our assessment of these estimates and factors when they occur. Future income taxes have not been provided on the undistributed earnings of foreign subsidiaries, which are considered to be reinvested indefinitely outside Canada. The determination of the unrecorded future income tax liability is not considered practicable. Operating loss carry forwards amount to $1,535 million, of which $973 million do not expire and $562 million expire at various times over the next 20 years. Alternative minimum tax credit carry forwards amount to $120 million and do not expire.

Our income tax returns for the major jurisdictions where we operate have been fully examined through the following years: Canada – 1999, United States – 2001 and Peru – 2000. Other than the matter of interest and penalties associated with the Peruvian tax assessment, we are not aware of any tax matters outstanding in any country in which we operate that could potentially have a material adverse effect on our financial position or results of operations.

B Valuation allowances

Because we operate in multiple tax jurisdictions, we consider the need for a valuation allowance on a country-by-country basis, taking into account the effects of local tax law. When a valuation allowance is not recorded, we believe that there is sufficient positive evidence to support a conclusion that it is more likely than not that the asset will be realized. When facts or circumstances change, we record an adjustment to a valuation allowance to reflect the effects of the change. The main factors that affect the amount of a valuation allowance are:

➢	expected levels of future taxable income;

➢	opportunities to implement tax plans that affect whether tax assets can be realized; and

➢	the nature and amount of taxable temporary differences.

Levels of future taxable income are affected by, among other things, prevailing gold prices; cash operating costs; changes in proven and probable gold reserves; and changes in interest rates and foreign currency exchange rates. It is reasonably possible that circumstances could occur resulting in a material change in the valuation allowances.

C Peruvian tax assessment

One of our Peruvian subsidiaries received a revised income tax assessment of $32 million, excluding interest and penalties, from the Peruvian tax authority, SUNAT. The tax assessment related to a tax audit of our Pierina Mine for the 1999 and 2000 fiscal years. The assessment mainly relates to the revaluation of the Pierina mining concession for the purpose of determining its tax basis. Under the valuation proposed by SUNAT, the tax basis of the Pierina assets would change from what we previously assumed with a resulting increase in current and future income taxes. We believe that the tax assessment is incorrect and we are appealing the decision. The full life of mine effect on our current and future income tax liabilities was fully recorded at December 31, 2002, as well as other payments of about $21 million due for periods through 2003. The case is pending before Peru’s Tax Court. If the case is not resolved in our favor, we intend to pursue all available remedies, including judicial appeals. If we are successful and our original valuation is confirmed as the appropriate tax basis of the Pierina assets, we would benefit from a $141 million reduction in current and future tax liabilities. The effect of this contingent gain, if any, will be recorded in the period the contingency is resolved.

In the event of an unfavorable Tax Court ruling, Peruvian law is unclear with respect to whether it is necessary to make payment of the disputed current taxes for the years covered by the tax assessment, pending the outcome of an appeal process, a process which can take several years. The amount of current income taxes that is potentially payable is $80 million. In the event of an unfavorable Tax Court ruling, we will consider taking all available action to prevent payment of the amount in dispute until the appeal process is complete.

We have not provided for $57 million of potential interest and penalties on the income tax assessed in the audit. Even if the tax assessment is upheld, we believe that we will prevail on the interest and penalties part, because the assessment runs counter to applicable law and previous Peruvian tax audits. The potential amount of interest and penalties will continue to increase over time while we contest the tax assessment. A liability for interest and penalties will only be recorded should it become probable that SUNAT’s position on interest and penalties will be upheld, or if we exhaust our available remedies.

21 > CAPITAL STOCK

A Authorized capital

Our authorized capital stock includes an unlimited number of common shares (issued 535,250,227 shares), 9,764,929 First preferred shares, Series A (issued nil); 9,047,619 Series B (issued nil); 1 Series C special voting share (issued 1); and 14,726,854 Second preferred shares Series A (issued nil).

B Share repurchase program

During the year ended December 31, 2003, we repurchased 8.75 million common shares for $154 million, at an average cost of $17.56 per share. This resulted in a reduction of common share capital by $81 million, and a $73 million charge (being the difference between the repurchase cost and the average historic book value of shares repurchased) to retained earnings.

C Barrick Gold Inc. (“BGI”) Exchangeable Shares

In connection with a 1998 acquisition, BGI, formerly Homestake Canada Inc., issued 11.1 million BGI exchangeable shares. Each BGI exchangeable share is exchangeable for 0.53 of a Barrick common share at any time at the option of the holder and has essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.

At December 31, 2003, 1.5 million (2002 – 1.6 million) BGI exchangeable shares were outstanding, which are equivalent to 0.8 million Barrick common shares (2002 – 0.8 million common shares). The equivalent common share amounts are reflected in the number of common shares outstanding. At any time on or after December 31, 2008, or when fewer than 1.4 million BGI exchangeable shares are outstanding, we have the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to BGI for holders of exchangeable shares.

Summarized financial information for BGI

For the years ended December 31	2003	2002	2001
Total revenues and other income	$226	$203	$175
Less: costs and expenses	245	191	281

Income (loss) before taxes	$(19)	$12	$(106)

Net loss	$(38)	$(1)	$(84)

At December 31	2003	2002
Assets
Current assets	$72	$91
Non-current assets	233	236

	$305	$327

Liabilities and shareholders’ equity
Other current liabilities	20	75
Intercompany notes payable	546	407
Other long-term liabilities	11	18
Future income taxes	67	122
Shareholders’ equity	(339)	(295)

	$305	$327

D Dividends

In 2003, we declared and paid dividends in US dollars totaling $0.22 per share (2002 – $0.22 per share, 2001 – $0.22 per share).

22 > EMPLOYEE STOCK-BASED COMPENSATION

A Common stock options

We have a stock option plan for selected employees. At December 31, 2003, 24 million common stock options were outstanding, expiring at various dates to December 7, 2013. The exercise price of the options is set at our closing share price on the day before the grant date. They vest over four years at a rate of one quarter each year, beginning in the year after granting, and are exercisable over 10 years. At December 31, 2003, 1 million (2002 – 5 million, 2001 – 9 million) common shares, in addition to those currently outstanding, were available for granting options.

Besides the common stock options in the table below, we are obliged to issue about 0.5 million common shares (2002 – 0.5 million common shares) in connection with outstanding stock options assumed as part of a business combination in 1999. These options have an average exercise price of C$19.70 (2002 – C$19.68) and an average remaining term of two years.

Stock option activity (shares in millions)

	2003		2002		2001
	Shares	Average	Shares	Average	Shares	Average
	(number)	price	(number)	price	(number)	price
C$ options
At January 1	19		19		22
Granted	5	$28.61	6	$24.71	1	$24.32
Exercised	(1)	$23.99	(4)	$24.79	—
Cancelled or expired	(1)	$27.95	(2)	$33.99	(4)	$29.66

At December 31	22		19		19

US$ options
At January 1	3		6		6
Granted	—		—		—
Exercised	(1)	$13.07	(2)	$11.99	—
Cancelled or expired	—		(1)	$25.10	—

At December 31	2		3		6

Stock options outstanding (shares in millions)

	Outstanding		Exercisable
Range of exercise prices	Shares (number)	Average price	Average life (years)	Shares (number)	Average price
C$ options
$22.08 - $31.05	20	$26.29	8	9	$26.11
$32.32 - $43.20	2	$39.26	3	2	$39.55

	22		7	11

US$ options
$8.96 - $17.68	1	$12.40	6	1	$13.57
$17.75 - $40.66	1	$26.30	3	1	$26.30

	2		5	2

CICA 3870 encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on fair value of options granted. We have elected to continue to account for stock-based compensation using the intrinsic value method prescribed in CICA 3870 and to provide disclosures of the pro forma effects of adoption had we recorded compensation expense under the fair value method.

Under CICA 3870, we recognize compensation cost for stock options in earnings based on the excess, if any, of the quoted market price of the stock at the grant date of the award over the option exercise price. Generally, the exercise price for stock options granted to employees equals the fair market value of our common stock at the date of grant, resulting in no compensation cost.

Option value information

For the years ended December 31

(per share and option amounts in dollars)	2003	2002	2001
Fair value per option	$8.50	$6.40	$6.80
Valuation assumptions:
Expected option term (years)	6	6	10
Expected volatility	40%	40%	30%
Expected dividend yield	1.0%	1.4%	1.4%
Risk-free interest rate	4.5%	5.0%	5.5%

Pro forma effects
Net income, as reported	$146	$229	$271
Stock-option expense	(24)	(21)	(25)

Pro forma net income	$122	$208	$246

Net income per share:
As reported[1]	$0.27	$0.42	$0.68
Pro forma[1]	$0.23	$0.38	$0.62

1. Basic and diluted.

B Restricted stock units

In 2001, we put in place a restricted stock unit incentive plan (RSU Plan) for selected employees. Under the RSU Plan, a participant is granted a number of RSUs, where each unit has a value equal to one Barrick common share at the time of grant. Each RSU, which vests and will be paid out on the third anniversary of the date of grant, has a value equivalent to the market price of a Barrick common share. RSUs are recorded at their fair value on the grant date, with a corresponding amount recorded as deferred compensation that is amortized on a straight-line basis over the vesting period. Changes in the fair market value of the units during the vesting period are recorded, with a corresponding adjustment to the carrying amount of deferred compensation. Compensation expense for the year ended December 31, 2003 was $4 million (2002 – $3 million). At December 31, 2003, the weighted average remaining contractual life was 1.6 years, and the fair value of outstanding RSUs was $10 million (included in other long-term obligations).

RSU activity

	RSUs	Fair value per
	(in thousands)	unit (in dollars)
Balance at December 31, 2000	—	$—
Granted	515	15.49

Balance at December 31, 2001	515	15.95
Cancelled	(30)	19.74
Dividends	4	17.45

Balance at December 31, 2002	489	15.41
Cancelled	(171)	16.62
Granted	130	21.92
Dividends	4	19.82

Balance at December 31, 2003	452	$22.71

23 > PENSION PLANS

A Defined contribution pension plans

Certain employees take part in defined contribution employee benefit plans. We also have a retirement plan for certain officers of the Company, under which we contribute 15% of the officer’s annual salary and bonus. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $15 million in 2003, $12 million in 2002 and $12 million in 2001.

B Defined benefit pension plans

We have various qualified defined benefit pension plans that cover certain of our United States employees and provide benefits based on employees’ years of service. Our policy for these plans is to fund, at a minimum, the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members under the Employee Retirement Income Security Act of 1974. Independent trustees administer assets of the plans, which are invested mainly in fixed-income securities and equity securities.

As well as the qualified plans, we have nonqualified defined benefit pension plans covering certain employees and a director of the Company. An irrevocable trust (“rabbi trust”) was set up to fund these plans. The fair value of assets held in this trust, which mainly includes investments, was $32 million (2002 - $31 million), are recorded in our consolidated balance sheet and accounted for under our accounting policies for such assets.

Actuarial gains and losses arise when the actual return on plan assets for a period differs from the expected return on plan assets for that period, and when actual experience causes the expected and actuarial accrued benefit obligations to differ at the end of the year. We amortize actuarial gains and losses over the average remaining life expectancy of participants.

Pension expense

For the years ended December 31	2003	2002	2001
Expected return on plan assets	$(11)	$(17)	$(21)
Service cost for benefits earned	—	3	4
Interest cost on benefit obligation	14	16	16
Prior service cost	—	—	1
Actuarial gains	—	(1)	(2)
Special termination charges[1]	—	—	39
Effect of curtailments/settlements	1	1	(4)

	$4	$2	$33

1.	In 2001, the planned closure of certain mine sites caused some terminated employees at the sites to receive extra pension entitlements.
As well, certain employees with change of control clauses in their employment agreements became entitled to enhanced pension benefits on the closing of the merger.
We recorded a charge of $39 million included in merger and related costs to reflect the impact of these events.

C Pension plan asset information

Fair value of plan assets

For the years ended December 31	2003	2002
Balance at January 1	$170	$235
Actual return on plan assets	19	(2)
Company contributions	8	7
Benefits paid	(31)	(70)

Balance at December 31	$166	$170

Funded status[1]	$(55)	$(57)
Unrecognized net actuarial losses	11	9

Net benefit liability recognized	$(44)	$(48)

As of December 31	2003	2002
Composition of plan assets:
Equity securities	$66	$41
Debt securities	100	129

	$166	$170

1.	Represents the fair value of plan assets less projected benefit obligations. Plan assets exclude investments held in a rabbi trust that are recorded separately on our balance sheet under Investments (fair value $32 million at December 31, 2003). In the year ending December 31, 2004 we expect to make further contributions totaling about $3 million to our defined benefit pension plans to address the funding status of the plans.

Investment strategy

We employ a total return investment approach, whereby a mix of equities and fixed-income investments are used to maximize the long-term return of plan assets. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Our overall expected long-term rate of return on assets is the actuarial assumption rate of 7%. Risk is diversified through a blend of equity and fixed-income investments. Furthermore, equity investments are diversified across geography and market capitalization in US large cap stocks, US small cap stocks, and international securities. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies, and quarterly investment portfolio reviews.

Assumed rate of return on plan assets

We employ a building block approach in determining the long-term rate of return for plan assets. Historical markets are studied and long-term historical relationships between equities and fixed income investments are preserved congruent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined.

D Benefit obligations

Projected benefit obligation (PBO)

For the years ended December 31	2003	2002
Balance at January 1	$227	$279
Service cost for benefits earned	—	3
Interest cost on benefit obligation	14	16
Actuarial (gains) losses	11	(1)
Benefits paid	(31)	(70)

Balance at December 31	$221	$227

For the year ended December 31, 2003 we used a measurement date of December 31, 2003 to calculate the accumulated benefit obligations.

Expected future benefit payments

For the year ending December 31
2004	$15
2005	16
2006	16
2007	18
2008	18
2009 - 2013	$94

Pension plans where accumulated benefit obligation

(ABO) exceeds the fair value of plan assets

At December 31	2003	2002
Projected benefit obligation	$221	$193
ABO	$217	$193
Fair value of plan assets	$166	$132

Total recorded benefit asset (liability)

At December 31	2003	2002
Prepaid pension asset	$—	$7
Accrued benefit plan liability
Current	(3)	(7)
Non-current	(41)	(48)

Net benefit plan liability	$(44)	$(48)

E Actuarial assumptions

				Sensitivity analysis[1]
					Effect on
For the years ended December 31	2003	2002	2001	Effect on ABO	earnings
Discount rate
For benefit obligations	6.25%	6.50%	6.75%	$23	N/A
For net pension cost	6.50%	6.75%	7.25%	N/A	$—
Expected return on plan assets	7.00%	8.50%	8.50%	N/A	S 2
Compensation increases	5.00%	5.00%	5.00%	N/A	N/A

1.	Effect of a one-percent decrease

In 2003, we reduced the assumed rate of return on pension plan assets from 8.5% to 7% to reflect our revised expectations for long-term returns based on recent experience and considering the mix of plan assets and our investment strategy.

24 > CONTINGENCIES AND COMMITMENTS

A Contingencies, litigation and claims

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. Management and, where appropriate, legal counsel, assess such contingent liabilities, which inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that it is likely that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the financial statements. If the assessment suggests that a potentially material loss contingency is not likely but is reasonably possible, or is likely but cannot be estimated, then the nature of the contingent loss, together with an estimate of the range of possible loss, if determinable, are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee.

Inmet litigation

In October 1997, Barrick Gold Inc. (“BGI”), a wholly-owned subsidiary of Barrick, entered into an agreement with Inmet Mining Corporation (“Inmet”) to purchase the Troilus mine in Quebec for $110 million plus working capital. In December 1997, BGI terminated the agreement after deciding that, on the basis of due diligence studies, conditions to closing the arrangement would not be satisfied. In February 1998, Inmet filed suit against BGI in the British Columbia (“B.C.”) Supreme Court disputing the termination of the agreement and alleging that BGI had breached the agreement. In January 2002, the Court released its decision in the matter and found in favor of Inmet. The Court awarded Inmet equitable damages of C$88.2 (US $59) million, which was accrued at December 31, 2001. The Court did not award Inmet pre-judgment interest. Inmet made a request to the Court to re-open the trial to make submissions on its claim for pre-judgment interest, which was denied in May 2002. In February 2002, BGI filed a Notice of Appeal with the B.C. Court of Appeal, and Inmet filed a Cross-Appeal of the decision regarding pre-judgment interest. In November 2003, the B.C. Court of Appeal dismissed the appeal made by BGI, and also awarded Inmet pre-judgment interest. In November 2003, BGI paid Inmet C$111 million (US $86 million), in full settlement of the lawsuit. The settlement resulted in a further expense of US$14 million in fourth quarter 2003, combined with post-judgment interest of $2 million in the first nine months of 2003.

Bre-X Minerals

On April 30, 1998, we were added as a defendant in a class action lawsuit initiated against Bre-X Minerals Ltd., certain of its directors and officers or former directors and officers and others in the United States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, that statements made by us in connection with our efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by us in late 1996.

On July 13, 1999, the Court dismissed the claims against us and several other defendants on the grounds that the plaintiffs had failed to state a claim under United States securities laws. On August 19, 1999, the plaintiffs filed an amended complaint restating their claims against us and certain other defendants and on June 14, 2000 filed a further amended complaint, the Fourth Amended Complaint.

On March 31, 2001, the Court granted in part and denied in part our Motion to Dismiss the Fourth Amended Complaint. As a result, we remain a defendant in the case. We believe that the remaining claims against us are without merit. We filed our formal answer to the Fourth Amended Complaint on April 27, 2001 denying all relevant allegations of the plaintiffs against us. Discovery in the case has been stayed by the Court pending the Court’s decision on whether or not to certify the case as a class action. The amount of potential loss, if any, which we may incur arising out of the plaintiffs’ claims is not presently determinable.

On March 31, 2003, the Court denied all of the Plaintiffs’ motions to certify the case as a class action. Plaintiffs have not filed an interlocutory appeal of the Court’s decision denying class certification to the Fifth Circuit Court of Appeals. On June 2, 2003, the Plaintiff’s submitted a proposed Trial and Case Management Plan, suggesting that the Plan would cure the defects in the Plaintiff’s motions to certify the class. The Court has taken no action with respect to the proposed Trial and Case Management Plan. The Plaintiffs’ case against the Defendants may now proceed in due course, but not on behalf of a class of Plaintiffs but only with respect to the specific claims of the Plaintiffs named in the lawsuit. Having failed to certify the case as a class action, we believe that the likelihood of any of the named Defendants succeeding against Barrick with respect to their claims for securities fraud is remote.

Blanchard complaint

On January 7, 2003, we were served with a Complaint for Injunctive Relief by Blanchard and Company, Inc. (“Blanchard”), and Herbert Davies (“Davies”). The complaint, which is pending in the U S District Court for the Eastern District of Louisiana, also names J.P. Morgan Chase & Company (“J.P. Morgan”) as a defendant, along with an unspecified number of additional defendants to be named later. The complaint, which has been amended several times, alleges that we and bullion banks with which we entered into spot deferred contracts have manipulated the price of gold, in violation of US antitrust laws and the Louisiana Unfair Trade Practices and Consumer Protection Law. Blanchard alleges that it has been injured as a seller of gold due to reduced interest in gold as an investment. Davies, a customer of Blanchard, alleges injury due to the reduced value of his gold investments. The complaint seeks damages and an injunction terminating certain of our trading agreements with J.P. Morgan and other bullion banks. In September 2003 the Court issued an Order granting in part and denying in part Barrick’s motions to dismiss this action. Discovery has commenced in the case and a trial date has been tentatively set for February 2005. We intend to defend the action vigorously.

Wagner complaint

On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the US District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated US securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Several other complaints, making the same basic allegations against the same defendants, were filed by other parties on behalf of the same proposed class of Barrick shareholders. In September the cases were consolidated into a single action in the Southern District of New York. The plaintiffs filed a Consolidated and/or Amended Complaint on November 5, 2003. On January 14, 2004 Barrick filed a motion to dismiss the Wagner complaint. We intend to defend the action vigorously.

Other

From time to time, we are involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We are also subject to reassessment for income and mining taxes for certain years. We do not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which we may be required to pay by reason thereof, will have a material adverse effect on our financial condition or future results of operations.

B Commitments

Our mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. We conduct our operations so as to protect public health and the environment, and we believe that our operations are materially in compliance with all applicable laws and regulations. We have made, and expect to make in the future, expenditures to meet such laws and regulations.

We have entered into various commitments in the ordinary course of business, including commitments to perform assessment work and other obligations necessary to maintain or protect our interests in mining properties, financing and other obligations to joint ventures and partners under venture and partnership agreements, and commitments under federal and state/provincial environmental, health and safety permits.

25 > FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the value at which positions could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with our risk management or investment strategy. The accounting for an asset or liability may differ based on the type of instrument and/or its use in a risk management or investing strategy. The measurement approaches used in financial statements include the following:

➢	recorded at fair value on the balance sheet with changes in fair value recorded each period in earnings;

➢	recorded at cost (less other-than-temporary impairments) with changes in fair value not recorded in the financial statements but disclosed in the notes thereto; or

➢	recorded at the lower of cost or market.

Fair value is based on quoted market prices, where available. If listed prices or quotes are not available, fair value is based on internally developed models that primarily use market-based or independent information as inputs. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

Fair value information

	2003		2002
		Estimated fair		Estimated fair
At December 31	Carrying amount	value	Carrying amount	value
Financial assets
Cash and equivalents[1]	$970	$970	$1,044	$1,044
Accounts receivable[1]	69	69	72	72
Investments[2]	89	127	47	41
Derivative assets[3]	74	410	16	115

	$1,202	$1,576	$1,179	$1,272

Financial liabilities
Accounts payable[1]	$245	$245	$164	$164
Long-term debt[4]	759	841	777	858
Derivative liabilities[3]	31	73	32	86

	$1,035	$1,159	$973	$1,108

1.	Fair values of cash and equivalents, accounts receivable and accounts payable approximate their carrying amounts due to their short-term nature and generally negligible credit losses.

2.	Our investment in debt and equity securities are recorded at cost. Quoted market prices, when available, are used to determine fair value. If quoted market prices are not available, then fair values are estimated by using quoted prices of instruments with similar characteristics or discounted cash flows.

3.	The fair value for derivative instruments is determined based on liquid market pricing as evidenced by exchange traded prices, broker-dealer quotations or related input factors which assume all counterparties have the same credit rating.

4.	The fair value of long-term debt is based on current market interest rates, adjusted for our credit quality.

26 > JOINT VENTURES

Our major interests in joint ventures are our 50% interest in the Kalgoorlie Mine in Australia; our 50% interest in the Round Mountain Mine in the United States; and our 50% interest in the Hemlo Mine in Canada.

For the years ended December 31	2003	2002
Revenues	$770	$647
Costs and expenses	641	577

Net income	$129	$70

Operating activities[1]	$125	$175
Investing activities[1]	$(60)	$(54)
Financing activities[1]	$—	$—

1.	Net cash inflow (outflow)

Balance sheet information

At December 31	2003	2002
Assets
Inventories	$104	$51
Property, plant and equipment	468	574
Intangible assets	199	103
Other assets	64	81
Goodwill	351	396

	$1,186	$1,205

Liabilities
Current liabilities	$77	$116
Long-term obligations	103	45

	$180	$161